ferrovial For a world on the move Ferrovial SE & Subsidiaries Interim Management Report & Unaudited Interim Condensed Consolidated Financial Statements January - June 2025

ferrovial For a world on the move Ferrovial SE & Subsidiaries Interim Management Report January - June 2025

DISCLAIMER This presentation has been produced by Ferrovial SE (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this presentation nor the historical performance of the Group’s management team or the Group constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation contains forward-looking statements. Any express or implied statements contained in this presentation that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/ Ukraine conflict and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; statements with respect to our ability to fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing expectations in connection with sustainability and ESG matters; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the impacts of accidents or other incidents at our project sites and facilities; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; risk associated with the international nature of our business and operations; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; risks related to our holding company structure and from our joint venture and partnership operations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. These are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2024. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

MANAGEMENT REPORT JANUARY - JUNE 2025

Ferrovial Results January - June 2025

HIGHLIGHTS

- **Ferrovial delivered solid H1 2025 results, showing substantial revenue growth in all business divisions. Revenue** reached EUR 4,469 million (+5.0% LfL growth), driven primarily by higher revenue from Construction (+2.6% LfL growth) and Highways (+14.9% LfL growth). **Adjusted EBITDA** amounted to EUR 655 million (+9.2% LfL growth), driven by Highways' performance (+17.1% LfL growth), particularly US Highways with adj. EBITDA of EUR 481 million (+12.6% vs H1 2024). Construction delivered a solid first semester reaching 3.5% adj. EBIT margin for H1 2025.
- **407 ETR's** traffic grew by +4.1% in H1 2025, due to more targeted rush hour driving offers to alleviate congestion across the GTA during workday peak hours and an increase in mobility and rush-hour commuting from a higher percentage of on-site employees. Revenues reached CAD 933 million in H1 2025 (+19.7% vs H1 2024). EBITDA increased by +13.0% in H1 2025, including CAD 45.2 million of Schedule 22 provision accrued in H1 2025.
- All **Managed Lanes** posted robust revenue per transaction growth in H1 2025, significantly outpacing inflation (+2.9%): NTE +13.5%, NTE 35W +9.2% & LBJ +8.8% . This KPI grew by +22.5% at I-66 & +23.8% at I-77, where no price cap is in place.
- **Airports:** New Terminal One (JFK) construction development keeps progressing, while Dalaman showed solid adjusted EBITDA growth (+10.9% vs H1 2024) with traffic flat (-0.3% vs H1 2024).
- **Construction** reached a 3.5% adjusted EBIT margin for H1 2025, continuing the positive trend from previous quarters. The order book reached an all-time high of EUR 17,265 million (+9.4% LfL growth vs Dec. 2024), excluding c.EUR 2,700 million of pre-awarded contracts.
- **Solid financial position** with ex-infrastructure project companies liquidity levels reaching EUR 3,706 million and Consolidated Net Debt of ex-infrastructure project companies at EUR -223 million. Cash outflows were mainly driven by investments (EUR -1,724 million), including the acquisition of an additional 5.06% stake in 407 ETR (EUR -1,271 million) together with the equity injection in NTO (EUR -244 million), and shareholder distribution (EUR -334 million). These cash outflows were partially offset by cash inflows including dividends from projects (EUR 323 million) and AGS's divestment (EUR 533 million).

MAIN CORPORATE EVENTS AND RECENT DEVELOPMENTS

- In January, Ferrovial completed the sale of its stake in AGS for GBP 450 million, with a capital gain of EUR 297 million in Q1 2025.
- In June, Ferrovial completed the acquisition of 5.06% stake of the 407 ETR from AtkinsRéalis. The total investment for Ferrovial reached CAD 1.99 billion (EUR 1.3 billion), increasing its total ownership to 48.29% from 43.23%.
- In June, Ferrovial completed the divestment of its mining services in Chile for EUR 42 million. Of this amount, EUR 24 million was paid in H1 2025, including EUR 13 million from a capital reduction after a reorganization prior to the execution of the transaction. The remaining EUR 18 million relates to a vendor loan note payable by the buyer over a five-year period.
- In July, Ferrovial completed the sale of its 5.25% in Heathrow for GBP 466 million (c.EUR 551 million). As a consequence of the transaction, Ferrovial recognized a profit of EUR 25 million as of 30 June 2025, mainly corresponding to the interest accrued since the announcement and transaction costs.
- Ferrovial-led consortium shortlisted for bidding the I-24 Southeast Choice Lanes in Tennessee.

SUSTAINABILITY HIGHLIGHTS

- Ferrovial renewed its position in the FTSE4Good Index Series for 2025, marking 22 consecutive years of inclusion.
- Ferrovial selected for inclusion in the S&P Global Sustainability Yearbook 2025 for its outstanding sustainability practices.
- Ferrovial received the Forbes Innovation Award in the category of Talent and Culture.

REPORTED P&L

(EUR million)	Q2 25	Q2 24	H1 25	H1 24
Revenue	**2,410**	**2,388**	**4,469**	**4,267**
Adjusted EBITDA*	**347**	**349**	**655**	**603**
Fixed asset depreciation	-115	-116	-224	-218
Adjusted EBIT*	**233**	**233**	**431**	**385**
Disposals & impairments	-22	166	275	166
Operating profit/(loss)	**211**	**399**	**706**	**551**
Financial Results	**-29**	**-66**	**-146**	**-119**
Financial Result from infrastructure projects	-98	-107	-211	-209
Financial Result from ex-infrastructure projects	69	42	65	90
Equity-accounted affiliates	60	71	104	114
Profit/(loss) before tax from continuing operations	**241**	**404**	**664**	**546**
Income tax	-7	-67	-15	-37
Net profit/(loss) from continuing operations	**234**	**337**	**649**	**509**
Net profit/(loss) from discontinued operations	**13**	**2**	**13**	**9**
Net profit/(loss)	247	339	662	518
Net profit/(loss) attributed to non-controlling interests	-73	-59	-122	-104
Net profit/(loss) attributed to the parent company	**174**	**280**	**540**	**414**

REVENUE

(EUR million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.	LfL growth*
Highways	352	318	10.6%	676	595	13.7%	14.9%
Airports	32	25	25.0%	37	30	23.1%	23.3%
Construction	1,869	1,895	-1.4%	3,453	3,371	2.4%	2.6%
Energy	68	62	10.1%	142	114	24.2%	24.2%
Other	89	87	2.2%	161	157	2.5%	4.1%
Revenue	**2,410**	**2,388**	**0.9%**	**4,469**	**4,267**	**4.7%**	**5.0%**

ADJUSTED EBITDA*

(EUR million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.	LfL growth*
Highways	261	225	16.0%	496	428	15.9%	17.1%
Airports	14	11	35.4%	5	2	214.1%	3.8%
Construction	104	116	-10.1%	191	184	3.8%	4.2%
Energy	-2	0	n.s.	-2	-4	46.7%	47.0%
Other	-31	-2	n.s.	-35	-6	n.s.	n.s.
Adjusted EBITDA*	**347**	**349**	**-0.8%**	**655**	**603**	**8.6%**	**9.2%**

ADJUSTED EBIT*

(EUR million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.	LfL growth*
Highways	200	166	20.7%	374	313	19.2%	20.6%
Airports	8	4	94.4%	-4	-6	36.9%	-33.1%
Construction	67	75	-10.9%	119	107	11.2%	11.2%
Energy	-5	-3	-78.8%	-9	-10	7.3%	7.5%
Other	-38	-9	n.s.	-49	-19	-154.7%	-141.4%
Adjusted EBIT*	**233**	**233**	**-0.4%**	**431**	**385**	**11.9%**	**12.2%**

CONSOLIDATED NET DEBT*

(EUR million)	JUN-25	DEC-24
Consolidated Net Debt of ex-infrastructure project companies*	**-223**	**-1,794**
Consolidated Net Debt of infrastructure project companies*	**7,174**	**7,856**
Highways	6,676	7,491
Other	498	365
Consolidated Net Debt*	**6,951**	**6,061**

TRAFFIC PERFORMANCE

	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.
407 ETR**	741	701	5.8%	1,266	1,215	4.1%
NTE ***	9	10	-3.9%	18	19	-4.8%
LBJ ***	12	12	0.5%	23	23	1.3%
NTE 35W***	14	13	4.8%	26	25	3.9%
I-77***	11	11	2.3%	21	21	1.4%
I-66***	9	9	6.9%	16	16	5.5%
Dalaman****	2	2	-0.5%	2	2	-0.3%

***VKTs (Vehicle kilometers travelled) ***Transactions ****Passengers*

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*

1

Highways EUR 676 million EUR 496 million REVENUE ADJ. EBITDA* +14.9% LfL growth* +17.1% LfL growth* 88% 10%1%1% USA SPAIN PORTUGAL HEADQUARTERS REVENUE 407 ETR (48.29%, Equity-Accounted) The financial information presented herein for H1 2025 is based on, and is consistent with, the unaudited consolidated financial statements of 407 ETR for H1 2025, published on July 16, 2025. Traffic Q2 25 Q2 24 VAR. H1 25 H1 24 VAR. Avg trip length (km) 23.3 23.2 0.4% 22.6 22.5 0.4 % Traffic/trips (million) 31.8 30.2 5.3% 56.0 54.0 3.7 % VKTs (million) 741.5 701.0 5.8% 1,265.7 1,215.3 4.1 % Avg Revenue per trip (CAD) 16.32 14.78 10.4% 16.53 14.31 15.5 % VKTs (Vehicle kilometers travelled) In Q2 2025, VKTs increased by +5.8% vs. Q2 2024, due to more targeted rush hour driving offers to alleviate congestion across the GTA during workday peak hours and an increase in mobility and rush-hour commuting from a higher percentage of on-site employees. This was partially offset by unfavorable weather and less construction activities on alternate highways. In H1 2025, VKTs increased by +4.1% vs. H1 2024, due to the same reasons as mentioned above. VKT traffic performance vs. 2024: 1.9% 5.8% 4.1% Q1 Q2 H1 P&L (CAD million) Q2 25 Q2 24 VAR. H1 25 H1 24 VAR. Revenue 523 450 16.3% 933 780 19.7 % EBITDA 444 398 11.6% 765 677 13.0 % EBITDA margin 84.8% 88.3% 81.9% 86.8 % EBIT 417 373 11.8% 711 625 13.9 % EBIT margin 79.6% 82.8% 76.2% 80.1 % Revenue was up by +16.3% compared to Q2 2024, reaching CAD 523 million, and +19.7% compared to H1 2024, reaching CAD 933 million. • Toll revenue (94% of total in H1 2025): +19.3% to CAD 878 million, primarily due to higher toll rates effective January 1, 2025. • Fee revenue (6% of total in H1 2025): +25.4% to CAD 56 million, due to higher account fees resulting from higher traffic volumes and higher lease fees due to higher fee rates effective January 1, 2025. As well as higher enforcement fees. (CAD million) Q2 25 Q2 24 VAR. H1 25 H1 24 VAR. Toll Revenue 496 427 16.2% 878 736 19.3 % Fee Revenue 27 23 17.2% 56 45 25.4 % Total Revenue 524 450 16.3% 933 780 19.7 % OPEX increased by +51.0% vs Q2 2025, and +63.1% vs H1 2025, primarily due to Schedule 22 Payment expense, which amounted to CAD 19.3 million in Q2 2025, and 45.2 million in H1 2025. Additionally, expenses rose due to higher billing and collection costs consistent with higher billing volumes, and higher provision for lifetime expected credit loss. Higher system operations costs as result of lower salary capitalization as the 407 ETR’s enterprise resource planning and customer relationship management project went live in Q1 2024, and higher license renewal and data usage costs. Furthermore, winter maintenance costs were higher due to unfavorable weather. EBITDA was +11.6% higher compared to Q2 2024, and +13.0% vs. H1 2024, despite the Schedule 22 provision for 2025. Dividends: CAD 200 million was paid to shareholders in Q2 2025 (+14.3% higher than Q2 2024). The dividends distributed to Ferrovial were EUR 56 million in H1 2025 (EUR 52 million in H1 2024). At the July 407 ETR Board meeting, CAD 250 million dividend was approved for Q3 2025 (+11.1% vs Q3 2024). Net debt: CAD 9,780 million (average cost of 4.34%) in June 2025 vs. CAD 9,901 million in December 2024. 60% of debt matures beyond 2039. Upcoming debt maturity dates include CAD 24 million in 2025, CAD 492 million in 2026 (including the syndicated credit facility) and CAD 377 million in 2027. 407 ETR debt maturity profile (CAD million) Senior Bonds Subordinated Bonds Junior Bonds Syndicated credit facility 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 0 100 200 300 400 500 600 700 • On March 5, 2025, 407 ETR issued CAD 350 million Senior Bonds, Series 25-A1 to repay Senior Bonds, Series 20-A2 on May 22, 2025. 407 ETR credit rating • S&P: "A" (Senior Debt), "A-" (Junior Debt) & "BBB" (Subordinated Debt), with stable outlook, reaffirmed on July 31, 2024. • DBRS: "A" (Senior Debt), "A low" (Junior Debt) & “BBB” (Subordinated Debt), with stable outlook, reaffirmed on June 24, 2025. Schedule 22 The toll rate increase by 407 ETR effective February 1, 2024, terminated the Force Majeure event and 407 ETR will be subject to a Schedule 22 Payment for 2025, payable to the Province in 2026. At the end of each reporting period, Management prepares an estimate of the Schedule 22 Payment for the calendar year 2025 (2025 Schedule 22 Payment Estimate). Schedule 22 Payment expense for Q2 2025 is determined by allocating the 2025 Schedule 22 Payment Estimate, on the basis of dividing the toll revenues of H1 2025, over the total estimated toll revenues for 2025. Schedule 22 Payment expense for each quarter of 2025 will fluctuate due to the seasonal nature of the business and the amount of Schedule 22 Payment expense recorded in the previous quarters of 2025. The accrued Schedule 22 payment expense amounted to CAD 19.3 million for Q2 2025, and CAD 45.2 million for H1 2025. 407 ETR Toll Rates 407 ETR implemented a new toll rate and fee rate schedule effective on January 1, 2025. The changes also included additional toll zones and new vehicle classifications for motorcycles and medium-sized vehicles. 407 ETR Shareholder composition update In June 2025, AtkinsRéalis ceased to be a shareholder after selling its 6.76% stake - 5.06% to Ferrovial (raising Ferrovial’s ownership to 48.29%) and 1.70% to CPP Investments (increasing CPPIB’s stake to 44.20%). Ferrovial completed the transaction through the direct acquisition of 3.3% and exercised a call option to acquire an additional 1.76%, with a total investment of CAD 1.99 billion (EUR 1.3 billion). *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures MANAGEMENT REPORT JANUARY - JUNE 2025 2

MANAGEMENT REPORT JANUARY - JUNE 2025

DFW MANAGED LANES (USA)

NTE 1-2 (62.97%, globally consolidated)

In Q2 2025, traffic decreased by -3.9% vs. Q2 2024, impacted by the Capacity Improvement construction works and adverse weather events in the quarter.

In H1 2025, traffic was down -4.8% vs. H1 2024. This decline is attributed to the Capacity Improvement construction works, along with adverse weather conditions in H1 2025, as well as the leap year impact.

(USD million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.
Transactions (million)	9.5	9.8	-3.9%	18.1	19.0	-4.8%
Avg. revenue per transaction (USD)	8.5	7.5	13.3%	8.5	7.5	13.5%
Revenue	81	74	8.6%	155	143	8.3%
Adjusted EBITDA*	70	65	6.8%	134	126	6.3%
Adjusted EBITDA margin*	86.7%	88.1%		86.5%	88.2%	
Adjusted EBIT*	61	58	6.2%	117	111	5.2%
Adjusted EBIT margin*	76.0%	77.7%		75.4%	77.5%	

The average **revenue per transaction** reached USD 8.5 in Q2 2025 (+13.3% vs. Q2 2024) and USD 8.5 in H1 2025 (+13.5% vs. H1 2024), positively impacted by better traffic mix and more Mandatory Mode events (tolls are forced to be above soft cap to guarantee a minimum level of service).

NTE ADJUSTED EBITDA EVOLUTION (USD million)


41
55
67
65
70
87.4%
88.5%
88.9%
88.1%
86.7%
Q2 21
Q2 22
Q2 23
Q2 24
Q2 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of **USD 1.3 million** of **revenue sharing** for Q2 2025 (none in Q2 2024), reaching **USD 2.7 million** for H1 2025 (none in H1 2024).

Dividends: NTE distributed USD 108 million at 100% (EUR 62 million FER's share). In H1 2024, NTE distributed USD 85 million at 100% (EUR 50 million FER's share).

NTE net debt reached USD 1,393 million in June 2025 (USD 1,330 million in December 2024) with an average cost of 4.46%.

NTE Capacity Improvements: as a result of the success of the project, these Capacity Improvements must be implemented earlier than initially anticipated. The construction works for the Capacity Improvement project started at the end of 2023. The completion of the project is forecasted for early 2027. Ferrovial Construction and Webber are serving as the design-build contractor.

Credit rating

	PAB	Bonds
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

LBJ (54.60%, globally consolidated)

In Q2 2025, traffic increased by +0.5% vs. Q2 2024, despite the negative impact from configuration changes on the 635 East construction works and adverse weather events in the quarter.

In H1 2025, traffic rose by +1.3% compared to H1 2024, despite the increasing construction traffic affection in the nearby corridors, the adverse weather conditions, as well as the impact of the leap year.

(USD million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.
Transactions (million)	12.0	12.0	0.5%	22.8	22.5	1.3%
Avg. revenue per transaction (USD)	5.2	4.8	7.8%	5.2	4.7	8.8%
Revenue	62	57	8.4%	118	107	10.2%
Adjusted EBITDA*	52	48	9.4%	98	89	10.8%
Adjusted EBITDA margin*	83.9%	83.2%		83.5%	82.9%	
Adjusted EBIT*	43	39	10.6%	81	72	12.4%
Adjusted EBIT margin*	69.1%	67.8%		68.4%	67.1%	

The average **revenue per transaction** reached USD 5.2 in Q2 2025 (+7.8% vs Q2 2024) and USD 5.2 in H1 2025 (+8.8% vs. H1 2024), positively impacted by better traffic mix.

LBJ ADJUSTED EBITDA EVOLUTION (USD million)


28
34
42
48
52
81.0%
82.4%
82.8%
83.2%
83.9%
Q2 21
Q2 22
Q2 23
Q2 24
Q2 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Dividends: LBJ distributed USD 52 million at 100% (EUR 26 million FER's share). In H1 2024, LBJ distributed USD 45 million at 100% (EUR 23 million FER's share).

LBJ net debt was USD 2,032 million in June 2025 (USD 2,028 million in December 2024) with an average cost of 4.03%.

Credit rating

	PAB	TIFIA	Bonds
Moody's	Baa1	Baa1	Baa1
FITCH	BBB+	BBB+	BBB+

NTE 35W (53.67%, globally consolidated)

In Q2 2025, NTE 35W showed solid traffic growth (+4.8% vs. Q2 2024), despite adverse weather events in the quarter.

In H1 2025, NTE 35W saw traffic growth (+3.9% vs. H1 2024), despite of adverse weather in H1 2025, along with the leap year effect.

(USD million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.
Transactions (million)	13.6	13.0	4.8%	25.6	24.7	3.9%
Avg. revenue per transaction (USD)	6.8	6.2	9.5%	6.7	6.2	9.2%
Revenue	93	81	14.6%	173	153	13.5%
Adjusted EBITDA*	75	64	16.5%	139	127	9.7%
Adjusted EBITDA margin*	80.3%	79.0%		80.4%	83.1%	
Adjusted EBIT*	63	53	19.9%	117	106	10.3%
Adjusted EBIT margin*	68.2%	65.2%		67.3%	69.3%	

The average **revenue per transaction** reached USD 6.8 in Q2 2025 (+9.5% vs Q2 2024) and USD 6.7 in H1 2025 (9.2% vs. H1 2024), positively impacted by better traffic mix.

NTE 35W ADJUSTED EBITDA EVOLUTION (USD million)


31
37
45
64
75
83.5%
85.7%
86.0%
79.0%
80.3%
Q2 21
Q2 22
Q2 23
Q2 24
Q2 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 4.9 million of **revenue sharing** for Q2 2025, compared to USD 6.7 million in Q2 2024, which included the accrual for the period January-June 2024. Revenue sharing reached USD 9.9 million for H1 2025.

Dividends: NTE 35W distributed USD 99 million at 100% (EUR 49 million FER's share). In H1 2024, NTE 35W distributed USD 73 million at 100% (EUR 36 million FER's share).

NTE 35W net debt reached USD 1,642 million in June 2025 (USD 1,637 million in December 2024) with an average cost of 5.08%.

On June 3, 2025, NTE 35W issued a new series of bonds for USD 457 million, which will be used to paid off the TIFIA loan, with a maturity date of June 30, 2040.

Credit rating

	PAB	TIFIA
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*

3

MANAGEMENT REPORT JANUARY - JUNE 2025

NORTH CAROLINA MANAGED LANES (USA)

I-77 (72.24%, globally consolidated)

In Q2 2025, traffic was up by +2.3% vs. Q2 2024, reflecting strong performance despite adverse weather conditions and the positive impact from closures on alternative routes observed in previous quarters mostly dissipated.

In H1 2025, traffic rose by +1.4% vs. H1 2024, showing solid performance, despite the adverse weather impact in H1 2025 and the leap year effect.

(USD million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.
Transactions (million)	11.3	11.1	2.3%	20.9	20.6	1.4%
Avg. revenue per transaction (USD)	3.1	2.5	25.3%	3.0	2.4	23.8%
Revenue	35	28	27.9%	63	50	25.2%
Adjusted EBITDA*	22	16	36.1%	39	32	22.0%
Adjusted EBITDA margin*	63.4%	59.6%		62.1%	63.7%	
Adjusted EBIT*	19	13	46.7%	33	26	29.1%
Adjusted EBIT margin*	54.3%	47.4%		52.4%	50.8%	

The average **revenue per transaction** reached USD 3.1 in Q2 2025, +25.3% compared to Q2 2024 and USD 3.0 in H1 2025 (+23.8% vs. H1 2024), positively impacted by higher toll rates.

I-77 ADJUSTED EBITDA EVOLUTION (USD million)


5
9
18
16
22
57.5%
59.4%
73.5%
59.6%
63.4%
Q2 21
Q2 22
Q2 23
Q2 24
Q2 25
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA was affected by the accrual of USD 6.0 million in **revenue sharing** for Q2 2025, **including the revenue share from extended vehicles.** This compares to USD 3.6 million in Q2 2024, which reflected the accrual of revenue share for the period January-June 2024. Revenue sharing including extended vehicles sharing totaled USD 10.3 million for H1 2025 (vs. USD 4.4 million in H1 2024).

Dividends: I-77 distributed USD 22 million at 100% (EUR 15 million FER's share). In H1 2024, I-77 distributed dividends for the first time with an extraordinary dividend amounting to USD 268 million at 100% (EUR 179 million FER's share).

I-77 net debt was USD 465 million in June 2025 (USD 466 million in December 2024) with an average cost of 6.24%.

Credit rating

	PAB	USPP NOTES
FITCH	BBB+	BBB+
DBRS	BBB	BBB

NORTHERN VIRGINIA MANAGED LANES (USA)

I-66 (55.70%, globally consolidated)

In Q2 2025, traffic rose by +6.9% vs. Q2 2024, driven by increased traffic in the corridor, particularly during peak hours, partially offset by adverse weather events in the quarter.

In H1 2025, traffic increased by +5.5% vs. H1 2024, also driven by increased traffic in the corridor, particularly during peak hours, despite severe weather in H1 2025 and the leap year effect in 2024.

(USD million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.
Transactions (million)	9.1	8.5	6.9%	16.4	15.6	5.5%
Avg. revenue per transaction (USD)	8.5	7.1	20.1%	8.4	6.9	22.5%
Revenue	81	62	29.5%	144	111	30.2%
Adjusted EBITDA*	66	51	29.5%	116	88	31.4%
Adjusted EBITDA margin*	81.3%	81.3%		80.3%	79.5%	
Adjusted EBIT*	44	32	37.2%	74	53	39.8%
Adjusted EBIT margin*	54.2%	51.2%		51.2%	47.7%	

The average **revenue per transaction** reached USD 8.5 in Q2 2025, +20.1% vs. Q2 2024, and USD 8.4 in H1 2025 (+22.5% vs. H1 2024), improved by higher toll rates.

Dividends: I-66 distributed USD 64 million at 100% (EUR 33 million FER's share). No dividends were distributed in H1 2024.

I-66 net debt reached USD 1,726 million in June 2025 (USD 1,730 million in December 2024) with an average cost of 3.58%.

Credit rating

	PAB	TIFIA
Moody's	Baa3	Baa3
FITCH	BBB	BBB

IRB (INDIA)

In accordance with requirements in indian Law, the latest available information corresponds to the closing of IRB's last fiscal year, which runs from April to March. Consequently, Ferrovial's interim consolidated financial statements only includes IRB's last quarter contribution (January to March, three months).

IRB Infrastructure Developers (IRB) (19.86%, equity-accounted)

IRB Group's project portfolio (including Private and Public InvIT) has 26 road projects that include 18 Build, Operate and Transfer (BOT), 4 Toll-Operate-Transfer (TOT), and 4 Hybrid Annuity Model (HAM) projects.

IRB Infrastructure Trust (23.99%, equity-accounted)

IRB Infrastructure Trust ("Private InvIT") manages a portfolio of 14 highways and 1 under construction across India.

Palsit Dankuni Tollway, a project of Private InvIT, achieved its Commercial Operation Date (COD) on July 14, 2025. With this milestone, Private InvIT is permitted to collect toll at revised toll rates, reflecting a 47% increase.

*Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures

4

MANAGEMENT REPORT JANUARY - JUNE 2025

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated	**732**	**187**	**3,745**	
Silvertown Tunnel	0	27	1,374	22.5%
Anillo Vial Periférico	22	144	–	35.0%
IRB Private InvIT	710	16	2,372	24.0%

- **Silvertown Tunnel (London, UK):** an availability payment project with a concession term of 25 years, Silvertown Tunnel is a 1.4 km twin bore road tunnel built under the River Thames. Design and construction works are 99.5% completed as of June 30, 2025. On April 7, 2025, the Silvertown Tunnel opened to traffic, reducing congestion and improving connectivity for residents and businesses alike.
- **Anillo Vial Periférico (Lima, Peru):** a Cintra led-consortium, signed the concession contract to develop the Anillo Vial Periférico (Peripheral Ring Road) in Lima under a concession format with an investment of USD 3.4 billion in November 2024. This amount includes contributions from public funds by the Public Administration. Ferrovial, through Cintra, owns 35% of the consortium. This project comprises the design, financing, construction, management and maintenance of a 34.8 km urban highway.

TENDERS PENDING

Ferrovial remains focused on the U.S. as its key market, and continues to closely monitor private initiatives:

- In February 2025, a Cintra-led consortium was shortlisted for bidding on the **I-285 East Express Lanes** in Atlanta (Georgia). The project consists of the implementation of Managed Lanes along 30 miles of the highly congested ring road; bid submission is anticipated during H1 2026. Additionally, the Georgia DOT expects to issue the request for qualification (RFQ) for the **I-285 West Express Lanes** before the end of 2026, the project will cover 11 miles.
- Additionally, a Cintra-led consortium was shortlisted for bidding on the **I-24 Southeast Choice Lanes** project in Tennessee. The project will span 25 miles (Phase One: 20 miles and Phase Two: 5 miles), covering the area between I-40 in Nashville and I-840 in Murfreesboro.
- North Carolina DOT continues to work in collaboration with the regional planning authority (CRTPO) on the analysis of the **I-77 South Express Lanes** project. Recently, NCDOT announced that they intend to issue the RFQ in H2 2025 with bid submission before the end of 2026.
- Ferrovial continues to analyze other opportunities that could be in the market during 2026.

In addition to these opportunities in the U.S., Cintra is active in other geographies where selective investments could be pursued. As an example, Cintra was shortlisted for the bidding of **D35 Highway** project (Czech Republic) in December 2024, which follows an availability payment concession model. The project involves the total reconstruction of an existing 35 km section of D35, as well as the operation and maintenance of this section and an adjacent 22 km section reconstructed by third parties.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*

5

MANAGEMENT REPORT JANUARY - JUNE 2025

Airports

NTO at JFK (49%, equity-accounted) – USA

As of June 30, 2025, Ferrovial has contributed USD 1,068 million of equity to the NTO (New Terminal One) project at New York's John F. Kennedy International Airport. Ferrovial's total equity commitment for the project is USD 1,142 million. The next equity contribution will not take place until 2026, and it will be the last one.

The development of the project currently progresses within expectations with the project facing a crucial year of construction. As of May 2025, construction progress had advanced to 72%.

The main milestones achieved in Q2 2025 include the activation and internet connection of Data Centers. Additionally, construction has commenced on several airline lounges. The terminal is expected to be operational in 2026, with the concession contract ending in 2060.

As of the date of this publication, NTO has reached 21 agreements with airlines[1], including contracts executed with 13 airlines and 8 letters of intent (LOIs). Additionally, advanced discussions are currently ongoing with a group of leading international carriers.

In July 2025, NTO completed the remaining debt refinancing process through the issuance of green bonds totaling USD 1.4 billion, with an all-in interest cost of 5.4% (weighed average maturity of 28 years). The total weighted average of Phase A financing, c. USD 6 billion, carries an all-in interest cost of c.5%.

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	986	63	3,545	49%

Dalaman (60%, globally consolidated) – Turkey

Traffic: number of passengers reached 1.7 million in Q2 2025, -0.5% vs. Q2 2024, and -0.3% compared to H1 2024.

Traffic affected by lower domestic performance, with international traffic in line vs 2024. Turkish tourism industry affected by inflation, macro situation and geopolitical instability in Middle East.

(EUR million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.
Traffic	1.7	1.7	-0.5%	2.0	2.0	-0.3%
Revenue	26	23	11.2%	29	26	10.4%
Adjusted EBITDA*	21	20	9.0%	20	18	10.9%
Adjusted EBITDA margin*	82.4 %	84.1 %		70.0 %	69.7 %	
Adjusted EBIT*	15	13	11.9%	11	10	7.7%
Adjusted EBIT margin*	56.0 %	55.6 %		39.2 %	40.2 %	

Revenue reached EUR 26 million in Q2 2025 (+11.2% vs Q2 2024) and +10.4% vs H1 2024.

Adjusted EBITDA stood at EUR 21 million in Q2 2025 (+9.0% vs Q2 2024) and +10.9% vs H1 2024. The improvement is driven by higher commercial income per passenger, partially offset by higher OPEX due to inflation.

Cash amounted to EUR 11 million as of June 30, 2025 (EUR 34 million as of December 31, 2024).

Dalaman net debt stood at EUR 76 million as of June 30, 2025 (EUR 70 million as of December 31, 2024).

HEATHROW – UK

On February 26, 2025, Ferrovial announced that a binding agreement has been reached with Ardian for the sale of its entire stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c. GBP 455 million, which will be adjusted with an interest rate to be applied until closing.

On July 3, 2025, Ferrovial completed the sale of it 5.25% in Heathrow for GBP 466 million (c.EUR 551 million). As a consequence of the transaction, Ferrovial recognized a profit of EUR 25 million as of 30 June 2025, mainly corresponding to the interest accrued since the announcement and the transaction costs. The cash proceeds have been received in Q3 2025.

AGS – UK

On November 13, 2024, Ferrovial announced that an agreement had been reached with Avialliance UK Limited for the sale of its entire stake (50%) in AGS Airports Holdings Limited (AGS), the parent company owning the Aberdeen, Glasgow and Southampton Airports.

The agreement valued 100% of the stake at GBP 900 million, representing the equity value for a 100% interest in AGS.

On January 28, 2025, Ferrovial completed the sale of its stake in AGS for GBP 450 million. The transaction resulted in a capital gain of EUR 297 million in Q1 2025.

*Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures

[1] This figure counts Korean Air and Asiana Airlines as one airline, following their merger on December 12, 2024.

6

MANAGEMENT REPORT JANUARY - JUNE 2025

Construction

Revenue	**EUR 3,453 million**	**+2.6%**	**LfL growth***
Adjusted EBIT*	**EUR 119 million**	**3.5%**	**Adjusted EBIT* margin**

Revenue increased by +2.6% LfL vs. H1 2024, with notable growth in Webber. International revenue accounted for 80% of the division, primarily driven by North America (35%) and Poland (27%).

In H1 2025, Construction **adjusted EBIT** totaled EUR 119 million, reaching a 3.5% adjusted EBIT margin (3.2% in H1 2024). Construction division achieved improved profitability compared to the same period last year, reflecting progress toward its strategic objectives.

Details by subdivision:

- **Budimex:** Revenue decreased by -0.9% LfL vs. H1 2024, primarily attributable to a higher proportion of Design and Build Civil Works contracts, which typically exhibit lower execution levels during their initial stages. The adjusted EBIT margin for H1 2025 remained solid at 7.3%, consistent with the level recorded in H1 2024.
- **Webber:** Revenue increased by +19.1% LfL vs. H1 2024, largely from Civil Works activities on the back of numerous awards in 2023 and 2024. The adjusted EBIT margin stood at 2.7% in H1 2025, consistent with the level recorded in H1 2024.
- **Ferrovial Construction:** Revenue decreased by -3.0% LfL vs. H1 2024, primarily due to the completion of major contracts in North America, such as the California High-Speed Rail project, and the Silvertown Tunnel in the UK. The adjusted EBIT margin maintained the positive trend observed in previous quarters, improving to 1.6% compared to 1.1% in the same period last year, driven by broad-based improvements across all geographies, both from risk mitigation in the final project phases and enhanced performance as projects progressed beyond their initial stages.

H1 2025 Order book & LfL change vs December 2024:
(EUR million)


LfL growth*
+20.7%
-4.9%
+7.7%
7,649
4,206
5,410
F. Construction
Budimex
Webber

The **order book reached a new all-time high,** standing at EUR 17,265 million as of June 2025 (+9.4% LfL compared with December 2024). The Civil Works segment remains the largest segment (70%) and continues to adopt highly selective criteria when participating in tenders.

The percentage of the construction order book (excluding Webber and Budimex) from projects with Ferrovial reached 5% in June 2025 (6% in December 2024).

The order book figure, at June 2025, does not include pre-awarded contracts or contracts pending of commercial or financial agreement, which amount to c. EUR 2,700 million, and primarily consist of contracts from Budimex (EUR 1,050 million), Anillo Vial Periferico in Peru (EUR 800 million) and USA (EUR 680 million). Anillo Vial Periferico in Peru is included in this amount and would have raised the percentage of backlog with group companies to 14%.

P&L DETAILS (EUR million)

CONSTRUCTION	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.	LfL growth*
Revenue	1,869	1,895	-1.4%	3,453	3,371	2.4%	2.6%
Adjusted EBITDA*	104	116	-10.1%	191	184	3.8%	4.2%
Adjusted EBITDA margin*	5.6%	6.1%		5.5%	5.5%		
Adjusted EBIT*	67	75	-10.9%	119	107	11.2%	11.2%
Adjusted EBIT margin*	3.6%	4.0%		3.5%	3.2%		
Order book*/**				17,265	16,755	3.0%	9.4%
BUDIMEX	**Q2 25**	**Q2 24**	**VAR.**	**H1 25**	**H1 24**	**VAR.**	**LfL growth***
Revenue	543	557	-2.4%	947	936	1.1%	-0.9%
Adjusted EBITDA*	54	50	7.3%	89	86	3.5%	1.4%
Adjusted EBITDA margin*	9.9%	9.0%		9.4%	9.2%		
Adjusted EBIT*	44	41	6.3%	69	68	1.6%	-0.5%
Adjusted EBIT margin*	8.1%	7.4%		7.3%	7.3%		
Order book*/**				4,206	4,389	-4.2%	-4.9%
WEBBER	**Q2 25**	**Q2 24**	**VAR.**	**H1 25**	**H1 24**	**VAR.**	**LfL growth***
Revenue	485	420	15.6%	899	765	17.5%	19.1%
Adjusted EBITDA*	26	27	-1.8%	50	46	9.9%	13.5%
Adjusted EBITDA margin*	5.4%	6.3%		5.6%	6.0%		
Adjusted EBIT*	13	13	4.2%	24	21	18.6%	24.9%
Adjusted EBIT margin*	2.8%	3.1%		2.7%	2.7%		
Order book*/**				5,410	5,710	-5.3%	7.7%
F. CONSTRUCTION	**Q2 25**	**Q2 24**	**VAR.**	**H1 25**	**H1 24**	**VAR.**	**LfL growth***
Revenue	841	919	-8.5%	1,607	1,670	-3.7%	-3.0%
Adjusted EBITDA*	24	39	-38.4%	52	52	-0.9%	1.1%
Adjusted EBITDA margin*	2.8%	4.2%		3.2%	3.1%		
Adjusted EBIT*	10	21	-53.4%	25	18	39.2%	42.0%
Adjusted EBIT margin*	1.2%	2.3%		1.6%	1.1%		
Order book*/**				7,649	6,657	14.9%	20.7%

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*
***Order book vs. December 2024.*

7

MANAGEMENT REPORT JANUARY - JUNE 2025

Consolidated P&L

(EUR million)	Q2 25	Q2 24	H1 25	H1 24
Revenue	**2,410**	**2,388**	**4,469**	**4,267**
Adjusted EBITDA*	**347**	**349**	**655**	**603**
Fixed asset depreciation	-115	-116	-224	-218
Adjusted EBIT*	**233**	**233**	**431**	**385**
Disposals & impairments	-22	166	275	166
Operating profit/(loss)	**211**	**399**	**706**	**551**
Financial Results	**-29**	**-66**	**-146**	**-119**
Financial Result from infrastructure projects	-98	-107	-211	-209
Financial Result from ex-infrastructure projects	69	42	65	90
Equity-accounted affiliates	60	71	104	114
Profit/(loss) before tax from continuing operations	**241**	**404**	**664**	**546**
Income tax	-7	-67	-15	-37
Net profit/(loss) from continuing operations	**234**	**337**	**649**	**509**
Net profit/(loss) from discontinued operations	**13**	**2**	**13**	**9**
Net profit/(loss)	247	339	662	518
Net profit/(loss) attributed to non-controlling interests	-73	-59	-122	-104
Net profit/(loss) attributed to the parent company	**174**	**280**	**540**	**414**

Revenue at EUR 4,469 million (+5.0% LfL growth) on the back of higher Highways revenue (+14.9% LfL growth) and higher contribution from Construction (+2.6% LfL growth).

Adjusted EBITDA reached EUR 655 million (+9.2% LfL growth) showing higher contribution from Highways (+17.1% LfL growth), particularly US Highways with adjusted EBITDA of EUR 481 million (+12.6% vs H1 2024).

Adjusted EBITDA from others includes a recognized loss of EUR 35 million mainly due to a one-off failure in one waste treatment facility in the UK. This amount includes the expected EBITDA losses to be incurred during the full replacement of the super heater tubes. The works will be carried at the beginning of 2026 or, if needed, during the second half of 2025.

Depreciation:-2.8% to EUR -224 million, primarily due to traffic increase in Highways and Construction activity.

Disposals and impairments at EUR 275 million related to the sale of the entire stake in AGS and the mining services business in Chile.

Financial result of EUR -146 million of financial expenses in H1 2025 vs. EUR -119 million of financial expenses in H1 2024 related to higher financial expense from infrastructure projects and lower financial result from ex-infrastructure projects.

- **Infrastructure projects:** EUR -211 million (EUR -209 million in H1 2024), mainly related to lower cash remuneration from Managed Lanes after cash distribution, partially offset by the positive variation on Highways' results due to forex effect.
- **Ex-infrastructure projects:** EUR 65 million (EUR 90 million in H1 2024). The financial income mainly came from lower cash remuneration on the back of interest rate evolution offset by higher cash balance. On the contrary, there was a positive impact from the divestment of the remaining 5.25% stake in Heathrow, following the revaluation of the asset. Additionally, H1 2024 included the one-off from the corporate DAEX late-payment.

Equity-accounted affiliates reached EUR 104 million after tax (EUR 114 million in H1 2024).

(EUR million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.
Highways	58	66	-11.5%	98	106	-7.4%
407 ETR	57	51	10.5%	93	83	11.3%
IRB**	0	5	-91.0%	0	5	-91.0%
IRB Private InvIT**	-2		n.s.	-2		n.s.
Other	3	9	-71.6%	7	18	-61.4%
Airports	2	2	-13.7%	5	4	26.9%
Construction	0	0	123.6%	0	0	115.3%
Other	0	2	-91.4%	0	3	-88.2%
Total	**60**	**70**	**-13.2%**	**104**	**114**	**-8.1%**

REVENUE

(EUR million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.	LfL growth*
Highways	352	318	10.6%	676	595	13.7%	14.9%
Airports	32	25	25.0%	37	30	23.1%	23.3%
Construction	1,869	1,895	-1.4%	3,453	3,371	2.4%	2.6%
Energy	68	62	10.1%	142	114	24.2%	24.2%
Other	89	87	2.2%	161	157	2.5%	4.1%
Revenue	**2,410**	**2,388**	**0.9%**	**4,469**	**4,267**	**4.7%**	**5.0%**

ADJUSTED EBITDA*

(EUR million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.	LfL growth*
Highways	261	225	16.0%	496	428	15.9%	17.1%
Airports	14	11	35.4%	5	2	214.1%	3.8%
Construction	104	116	-10.1%	191	184	3.8%	4.2%
Energy	-2	0	n.s.	-2	-4	46.7%	47.0%
Other	-31	-2	n.s.	-35	-6	n.s.	n.s.
Adjusted EBITDA*	**347**	**349**	**-0.8%**	**655**	**603**	**8.6%**	**9.2%**

ADJUSTED EBIT*

(EUR million)	Q2 25	Q2 24	VAR.	H1 25	H1 24	VAR.	LfL growth*
Highways	200	166	20.7%	374	313	19.2%	20.6%
Airports	8	4	94.4%	-4	-6	36.9%	-33.1%
Construction	67	75	-10.9%	119	107	11.2%	11.2%
Energy	-5	-3	-78.8%	-9	-10	7.3%	7.5%
Other	-38	-9	n.s.	-49	-19	-154.7%	-141.4%
Adjusted EBIT*	**233**	**233**	**-0.4%**	**431**	**385**	**11.9%**	**12.2%**

Corporate income tax: the corporate tax expense for H1 2025 was EUR -15 million (vs EUR -37 million in H1 2024). There are several effects that impact H1 2025 corporate tax expense, among which the following stand out:

- Equity-accounted companies' profit must be excluded, as it is already net of tax (EUR 104 million).
- Pass-through tax rule (EUR 85 million), that primarily relates to profit/losses in concession project companies in the US which are fully consolidated but its associated tax expense/credit is recognized based solely on Ferrovial's ownership interest, as these companies are taxed under pass-through tax rules, whereby the shareholders are the taxpayers according to their stake in the concession.
- Non-taxable capital gains (EUR 275 million), mainly explained by the sale of the entire stake in AGS Airports Holdings Limited (AGS), and the mining services business in Chile.
- Positive results from the US concession project companies offset by the recognition of tax credits from previous years (EUR 102 million).
- Recognition of previously unrecognized net operating losses carryforwards and unrecognized tax losses generated in 2025 (EUR 20 million).

Excluding the aforementioned adjustments in the tax result, the resulting effective corporate income tax rate is 20%.

Net income from continuing operations stood at EUR 649 million in H1 2025 (EUR 509 million in H1 2024).

Net income from discontinued operations stood at EUR 13 million related to the earn-outs following the divestment process of the former Services division.

Net income attributed to the parent company reached EUR 540 million in H1 2025 (EUR 414 million in H1 2024).

Related Party Transactions: The information on related party transaction is included in the note 13 of the Interim Consolidated Financial Statements.
**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*
***Ferrovial's interim consolidated financial statement only includes the IRB's last quarter contribution (January to March, three months)*

8

Consolidated Statements of Financial Position (EUR million) JUN-25 DEC-24 (EUR million) JUN-25 DEC-24 NON-CURRENT ASSETS 20,923 21,327 EQUITY 7,654 8,120 Goodwill 443 500 Equity attributable to shareholders 5,899 6,075 Intangible assets 133 128 Equity attributable to non-controlling interests 1,755 2,045 Fixed assets in infrastructure projects 12,535 14,147 Intangible asset model 12,382 13,989 Financial asset model 153 158 Investment property 0 0 NON-CURRENT LIABILITIES 12,931 14,578 Property, plant and equipment 857 772 Deferred Income 1,199 1,375 Right-of-use assets 225 238 Employee benefit plans 4 4 Investments in associates 4,245 3,023 Long-term provisions 354 353 Non-current financial assets 1,036 1,139 Long-term lease liabilities 114 165 Loans granted to associates 101 101 Borrowings 8,891 10,092 Non-current restricted cash 303 401 Debentures and borrowings of infrastructure project companies 7,329 8,256 Other non-current receivables 632 637 Debentures and borrowings of ex-infrastructure project companies 1,562 1,836 Deferred tax assets 1,110 1,159 Other payables 1,167 1,279 Long-term financial derivatives at fair value 339 221 Deferred taxes 1,120 1,239 Long-term financial derivatives at fair value 82 71 CURRENT ASSETS 5,640 7,672 Inventories 494 492 CURRENT LIABILITIES 5,978 6,301 Current income tax assets 58 48 Short-term lease liabilities 120 80 Short-term trade and other receivables 2,130 2,228 Borrowings 1,216 1,196 Trade receivable for sales and services 1,694 1,625 Debentures and borrowings of infrastructure project companies 293 143 Other short-term receivables 436 603 Debentures and borrowings of ex-infrastructure project companies 923 1,053 Other short term financial assets 0 0 Financial derivatives at fair value 16 61 Cash and cash equivalents 2,853 4,828 Current income tax liabilities 58 80 Infrastructure project companies 174 175 Short-term trade and other payables 3,634 3,902 Restricted Cash 18 18 Trade payables 1,705 1,781 Other cash and equivalents 156 157 Advance payments from customers and work certified in advance 1,506 1,619 Ex-infrastructure project companies 2,679 4,653 Other short-term payables 423 502 Short-term financial derivatives at fair value 56 20 Short-term provisions 911 958 Assets held for sale 49 56 Liabilities held for sale 23 24 TOTAL ASSETS 26,563 28,999 TOTAL LIABILITIES & EQUITY 26,563 28,999 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION CURRENT ASSETS EUR 5,640 million NON-CURRENT ASSETS EUR 20,923 million 79% 21% 23% 49% 29% EQUITY EUR 7,654 million NON-CURRENT LIABILITIES EUR 12,931 million CURRENT LIABILITIES EUR 5,978 million MANAGEMENT REPORT JANUARY - JUNE 2025 9

MANAGEMENT REPORT JANUARY - JUNE 2025

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	JUN-25	DEC-24
Cash and cash equivalents from ex-infrastructure project companies	-2,679	-4,653
Short and long-term borrowings from ex-infrastructure project companies	2,486	2,889
Other from ex-infrastructure project companies**	-30	-30
Consolidated Net Debt of ex-infrastructure project companies*	**-223**	**-1,794**
Cash and cash equivalents from infrastructure project companies	-174	-175
Short and long-term borrowings from infrastructure project companies	7,621	8,400
Other from infrastructure project companies***	-274	-369
Consolidated Net Debt of infrastructure project companies*	**7,174**	**7,856**
Consolidated Net Debt*	**6,951**	**6,061**

CONSOLIDATED BORROWINGS

JUN-25 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	2,486	7,621	10,107
% fixed	99.6%	96.0%	96.9%
% variable	0.4%	4.0%	3.1%
Average rate	2.2%	4.5%	4.0%
Average maturity (years)	3	18	15

CHANGE IN CONSOLIDATED NET DEBT****

(EUR million)	As of June 30, 2025			
	Change in Consolidated Net Debt	Ex-infrastructure project companies	Infrastructure project companies	Intercompany eliminations
	(1+2+3)	(1)	(2)	(3)
Cash flow from operating activities	370	85	522	-237
Cash flow from/ (used in) investing activities	-1,145	-1,039	-123	18
Activity Cash Flows	-774	-954	399	-220
Cash flow from/ (used in) financing activities	-1,055	-881	-394	220
Effect of exchange rate on cash and cash equivalents	-136	-129	-7	0
Change in cash and cash equivalents due to consolidation scope changes	-9	-9	0	0
Change in cash and cash equivalents from discontinued operations	0	0	0	0
Cash flows (change in cash and cash equivalents) (A)	-1,975	-1,974	-1	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (B)	4,828	4,653	175	0
CASH AND CASH EQUIVALENTS AT END OF THE HALF YEAR (C=A+B)	2,853	2,679	174	0
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT THE BEGINNING OF YEAR (D)	11,288	2,889	8,400	0
Change in short and long-term borrowings (E)	-1,181	-403	-778	0
OTHER CONSOLIDATED NET DEBT COMPONENTS AT THE BEGINNING OF THE YEAR (F)	-399	-30	-369	
Other changes in consolidated net debt (G)	95	0	95	0
OTHER CONSOLIDATED NET DEBT COMPONENTS AT END OF THE HALF YEAR (H=G+F)	-303	-30	-274	
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT END OF THE HALF YEAR (I=D+E+H)	9,804	2,456	7,348	0
Change in consolidated net debt (J=G+E-A)	890	1,571	-682	0
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR (D-B+F)	6,061	-1,794	7,856	0
CONSOLIDATED NET DEBT AT END OF THE HALF YEAR (I-C)	6,951	-223	7,174	0

Consolidated Net Debt of Ex-Infrastructure project companies

CONSOLIDATED NET DEBT*

Cash and cash equivalents	**EUR -2,679 million**
Borrowings and other	**EUR 2,456 million**
Consolidated Net Debt of ex-infrastructure project companies*	**EUR -223 million**

LIQUIDITY*

(EUR million)	JUN-25
Cash and cash equivalents	2,679
Undrawn credit lines	1,017
Other	10
Total Liquidity ex-infrastructure projects	**3,706**

DEBT MATURITIES (EUR million)

2025*	2026	2027	>2028
101	794	64	1,501

(*) In 2025, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at June 30th, 2025, had a carrying amount of EUR 100 million (2.099% average rate) and maturing in 2025.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*

***Other from ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

****Other from infrastructure project companies includes short and long term borrowings, non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.*

10

MANAGEMENT REPORT JANUARY - JUNE 2025

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR million)*/**


CASH FLOWS EUR -1,974 M
OPERATING (EUR 85 M)
INVESTING (EUR -1,039 M)
FINANCING (EUR -1,019 M)
4,653
CASH
323
(104)
(85)
(50)
(1,724)
81
604
(334)
(556)
(129)
CASH 2,679
DEBT & OTHERS 2,858
Dividends from projects
Construction Op. Cash Flow (ex-tax payments, ex-dividends)
Other cash flows from (used in) operating activities (ex-tax payments)
Tax payments
Cash flows from (used in) investing activities (ex-Interests received & ex-Divestments)
Interest received and other investing activities cash flows
Divestments
Shareholder Distributions
Other cash flows from (used in) financing activities
Effect of exchange rate on Cash & Cash equivalents
DEBT & OTHERS 2,456
CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR +427 M
NET DEBT EUR -1,794M
FY 24
NET DEBT EUR -223M
H1 25

(**) Due to rounding, numbers may not add up precisely.
Ferrovial's consolidated net debt includes Budimex's consolidated net debt at 100% that reached EUR -733 million in December 2024 and EUR -472 million in June 2025.

Cash and cash equivalents at ex-infrastructure project companies stood at EUR 2,679 million in June 2025 vs. EUR 4,653 million in December 2024. The main drivers of this change were:

- **Dividends from projects** amounted to EUR 323 million, of this amount EUR 248 million came from Highways including EUR 56 million from 407 ETR, EUR 136 million from Texas Managed Lanes, EUR 33 million from I-66 and EUR 15 million from I-77. Additionally, Energy distributed EUR 54 million and the Airports division distributed EUR 20 million, including EUR 16 million from Heathrow and EUR 4 million from Doha's airport maintenance contract.
- **Construction operating cash flow (ex- tax payments, ex- dividend)** reached EUR -104 million, impacted by the lack of relevant advance payments in H1 2025.
- **Tax payments** reached EUR -50 million, including EUR -20 million of corporate income tax in Budimex.
- **Investments** stood at EUR -1,724 million, mainly related to the additional 5.06% stake acquired in 407 ETR (EUR 1,271 million) and the EUR 244 million of equity invested in NTO.
- **Interest received and other investing activities cash flow** amounted to EUR 81 million, mainly related to cash remuneration.
- **Divestments** reached EUR 604 million, largely driven by the divestment of AGS for EUR 533 million, along with the sale of the mining services business in Chile for EUR 24 million.
- **Shareholder distributions** at EUR -334 million, including EUR -40 million from the scrip dividend and EUR -294 million of share repurchases. These repurchases were made under the share buyback program announced on August 23, 2024, later extended and increased on December 13, 2024, and concluded on May 30, 2025, along with the new share buyback program that began on June 2, 2025.
- **Other cash flows from (used in) financing activities** amounted to EUR -556 million, including the repayment of the revolving facility (EUR -250 million), the reduction of Euro Commercial Paper (EUR -150 million), financial leases (EUR -56 million), and interest payments (EUR -49 million).
- **Effect of exchange rate on Cash & Cash equivalents** was EUR -129 million, mainly from USD.

  As of June 2025, Ferrovial has notional foreign exchange hedges amounting to EUR 2,347 million in USD and EUR 932 million in CAD, with corresponding mark-to-market values of EUR 163 million and EUR 25 million, respectively (total of EUR 188 million). These amounts are not included in the net cash position.

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*

11

MANAGEMENT REPORT JANUARY - JUNE 2025

Consolidated cash flow

H1 25 (EUR million)	CONSOLIDATED CASH FLOW	Cash flows of ex-infrastructure project companies	Cash flows of infrastructure project companies	Intercompany eliminations
Adjusted EBITDA*	655	99	557	-2
Dividends from projects	86	323	0	-237
Other cash flows from (used in) operating activities	-322	-288	-36	2
Cash flows from (used in) operating activities excluding tax payments	**419**	**135**	**521**	**-237**
Tax payments	-49	-50	1	0
Cash flows from (used in) operating activities	**370**	**85**	**522**	**-237**
Investments	-1,876	-1,724	-169	18
Interest received and other investing activities Cash flows	128	81	47	0
Divestments	604	604	0	0
Cash flows from (used in) investing activities	**-1,145**	**-1,039**	**-123**	**18**
Activity cash flows	**-775**	**-954**	**399**	**-220**
Interest paid	-244	-49	-195	0
Ferrovial shareholder distributions	-334	-334	0	0
Cash dividend	-40	-40	0	0
Treasury share repurchase	-294	-294	0	0
Other treasury share repurchase	0	0	0	0
Other shareholder distributions to subsidiary minorities	-217	-76	-379	237
Other cash flows from (used in) financing activities	-258	-421	180	-18
Cash flows from (used in) financing activities	**-1,055**	**-881**	**-394**	**220**
Effect of exchange rate on cash and cash equivalents	**-136**	**-129**	**-7**	**0**
Change in cash and cash equivalents due to consolidation scope changes	**-9**	**-9**	**0**	**0**
Change in cash and cash equivalents	**-1,975**	**-1,974**	**-1**	**0**
Cash and cash equivalents at beginning of year	**4,828**	**4,653**	**175**	**0**
Cash and cash equivalents at end of the half year	**2,853**	**2,679**	**174**	**0**

H1 24 (EUR million)	CONSOLIDATED CASH FLOW	Cash flows of ex-infrastructure project companies	Cash flows of infrastructure project companies	Intercompany eliminations
Adjusted EBITDA*	603	102	501	0
Dividends from projects	68	373	0	-304
Other cash flows from (used in) operating activities	-305	-263	-41	0
Cash flows from (used in) operating activities excluding tax payments	**367**	**211**	**460**	**-304**
Tax payments	-171	-171	-1	0
Cash flows from (used in) operating activities	**195**	**41**	**458**	**-304**
Investments	-1,051	-974	-91	14
Interest received and other investing activities Cash flows	218	99	119	0
Divestments	437	437	0	0
Cash flows from (used in) investing activities	**-396**	**-438**	**29**	**14**
Activity cash flows	**-200**	**-397**	**488**	**-291**
Interest paid	-234	-52	-182	0
Ferrovial shareholder distributions	-514	-514	0	0
Cash dividend	-48	-48	0	0
Treasury share repurchase	-466	-466	0	0
Other treasury share repurchase	0	0	0	0
Other shareholder distributions to subsidiary minorities	-260	-111	-441	293
Other cash flows from (used in) financing activities	55	-86	143	-2
Cash flows from (used in) financing activities	**-953**	**-763**	**-480**	**291**
Effect of exchange rate on cash and cash equivalents	**24**	**22**	**3**	**0**
Change in cash and cash equivalents due to consolidation scope changes	**-1**	**-1**	**0**	**0**
Change in cash and cash equivalents from discontinued operations	**0**	**0**	**0**	**0**
Change in cash and cash equivalents	**-1,130**	**-1,140**	**9**	**0**
Cash and cash equivalents at beginning of year	**4,789**	**4,584**	**204**	**0**
Cash and cash equivalents at end of the half year	**3,659**	**3,445**	**214**	**0**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*

12

MANAGEMENT REPORT JANUARY - JUNE 2025

EX-INFRASTRUCTURE PROJECT CASH FLOWS*

Cash flows from (used in) operating and investing activities

The ex-infrastructure cash flows from (used in) operating and investing activities are as follows:

H1 25 (EUR million)	Cash flows from (used in) operating activities	Cash flows from (used in) investing activities	Total
Highways projects**	248	-1,280	-1,032
Airports projects**	20	289	309
Construction	-104	-90	-193
Energy	72	-40	32
Other***	-102	0	-102
Interest received and other investing activities Cash flows	0	81	81
Total excluding tax payments	**135**	**-1,039**	**-905**
Tax payments	-50	0	-50
Total	**85**	**-1,039**	**-954**

H1 24 (EUR million)	Cash flows from (used in) operating activities	Cash flows from (used in) investing activities	Total
Highways projects**	356	-454	-98
Airports projects**	1	-223	-221
Construction	-53	-39	-91
Energy	3	-37	-34
Other***	-96	216	119
Interest received and other investing activities Cash flows	0	99	99
Total excluding tax payments	**211**	**-438**	**-226**
Tax payments	-171	0	-171
Total	**41**	**-438**	**-397**

***Cash flows from operating activities in Highways and Airports refers to dividends*
****Others include the operating cash flow from Corporate Business, Airports, Highways & Energy headquarters, along with Services business.*

Cash flows from (used in) operating activities

As of June 30, 2025, ex-infrastructure cash flows from (used in) operating activities before tax totaled EUR 135 million, compared to EUR 211 million in H1 2024, on the back of lower dividends from Highways as the H1 2024 dividends included the first dividend distribution from I-77 and lower Construction activity, partially offset by higher dividends from Airports and Energy contribution.

Cash flows from (used in) operating activities	H1 25	H1 24
Highways projects**	248	356
Airports projects**	20	1
Construction	-104	-53
Energy	72	3
Other***	-102	-96
Total excluding tax payments	**135**	**211**
Tax payments	-50	-171
Total	**85**	**41**

***Cash flows from operating activities in Highways and Airports refers to dividends*
****Others include the operating cash flow from Corporate Business, Airports, Highways & Energy headquarters, along with Services business.*

Breakdown of cash flow from Construction:

Construction (EUR million)	H1 25	H1 24
Adjusted EBITDA*	191	184
Adj. EBITDA infrastructure projects	8	4
Adj. EBITDA ex-infrastructure projects	183	180
Dividends from projects	0	11
Other Cash Flows from (used in) operating activities (ex Tax payments ex infrastructure projects)	-287	-243
Construction Ex Infrastructure Cash Flows from (used in) operating activities Ex Tax payments	**-104**	**-53**

Dividends received from projects reached EUR 323 million in H1 2025 (EUR 373 million in H1 2024).

(EUR million)	H1 25	H1 24
Highways	248	356
Airports	20	1
Construction	0	11
Energy	54	0
Other	1	4
Total Dividends from projects*	**323**	**373**

Dividends from Highways projects amounted to EUR 248 million in H1 2025 (EUR 356 million in H1 2024). H1 2024 dividend figure included the first dividend distribution from I-77 (EUR 179 million).

Highways Dividends (EUR million)	H1 25	H1 24
407 ETR	56	52
NTE	62	50
LBJ	26	23
NTE 35W	49	36
I-77	15	179
I-66	33	0
IRB	1	5
IRB Private InvIT	3	0
Irish highways	0	1
Portuguese highways	0	1
Australian highways	3	3
Spanish highways	0	4
Other	2	3
Total	**248**	**356**

Dividends from Airports projects were EUR 20 million, including EUR 16 million from Heathrow airport and EUR 4 million from Doha's airport maintenance contract.

Airports Dividends (EUR million)	H1 25	H1 24
HAH	16	0
FMM	4	1
Total	**20**	**1**

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*

13

MANAGEMENT REPORT JANUARY - JUNE 2025

Cash flows from (used in) investing activities

H1 25 (EUR million)	Investments	Divestments	Cash flows from (used in) investing activities
Highways	-1,280	0	-1,280
Airports	-244	533	289
Construction	-93	3	-90
Energy	-40	0	-40
Other	-67	67	0
Interest received and other investing activities Cash flows	81	0	81
Total	**-1,643**	**604**	**-1,039**

H1 24 (EUR million)	Investments	Divestments	Cash flows from (used in) investing activities
Highways	-666	211	-454
Airports	-223	0	-223
Construction	-41	2	-39
Energy	-37	0	-37
Other	-8	224	216
Interest received and other investing activities Cash flows	99	0	99
Total	**-875**	**437**	**-438**

The **cash flows from (used in) investing activities of EUR -1,039 million** in H1 2025, include:

- **Investments** reached EUR -1,643 million in H1 2025 (EUR -875 million in H1 2024), largely linked to the Highways division on the back of the additional 5.06% stake acquired in 407 ETR (EUR 1,271 million) as well as the airports division including EUR 244 million of equity invested in NTO.
- **Divestments** reached EUR 604 million in H1 2025 (EUR 437 million in H1 2024), mainly related to the sale of a 50% stake of AGS for EUR 533 million, along with the sale of the mining services business in Chile for EUR 24 million.

Cash flows from (used in) financing activities

- **Interest paid** reached EUR -49 million in H1 2025 (EUR -52 million in H1 2024).
- **Ferrovial shareholder distributions:** EUR -334 million in H1 2025, (EUR -514 million in H1 2024), including EUR -40 million from the scrip dividend and EUR -294 million of share repurchases. These repurchases were made under the share buyback program announced on August 23, 2024, later extended and increased on December 13, 2024, and concluded on May 30, 2025, along with the new share buyback program that began on June 2, 2025.
- **Other shareholder distributions for subsidiary minorities** reached EUR -76 million, mainly related to Budimex.
- **Other cash flows from (used in) financing activities** reached EUR -421 million in H1 2025, including the repayment of the revolving facility (EUR -250 million), the reduction of Euro Commercial Paper (EUR -150 million) and financial leases (EUR -56 million).

INFRASTRUCTURE PROJECT CASH FLOWS*

Cash flows from (used in) operating activities

As regards cash flows for companies that own infrastructure project concessions, these primarily include revenues from those companies that are currently in operation, though they also include VAT refunds and payments corresponding to projects currently in the construction phase.

The following table shows a breakdown of cash flows from (used in) operating activities from infrastructure projects.

(EUR million)	H1 25	H1 24
Highways	517	443
Other	5	17
Cash flows from (used in) operating activities	**522**	**459**

Cash flows from (used in) investing activities

The following table shows a breakdown of the Cash flows from (used in) investing activities from infrastructure projects, mainly payments made in respect of capital expenditure investments over the year.

This change was primarily driven by the investments in the Energy projects and higher capex in NTE due to the Capacity Improvements construction works, partially offset by the capital expenditures incurred in NTE 35W in 2024 related to Segment 3C.

(EUR million)	H1 25	H1 24
LBJ	-2	-2
NTE	-52	-39
NTE 35W	-2	-24
I-77	-2	-1
I-66	-3	-2
Portuguese highways	0	0
Spanish highways	-1	-2
Other	0	0
Total highways	**-61**	**-70**
Other	-107	-21
Total projects	**-169**	**-90**
Equity Subsidy	0	0
Interest received and other investing activities Cash flows	47	119
Cash flows from (used in) investing activities	**-122**	**29**

Cash flows from (used in) financing activities

Cash flows from (used in) financing activities includes the payment of dividends and the repayment of equity by concession-holding companies to their shareholders, along with the payments for share capital increases received by these companies. In the case of concession holders which are fully integrated within Ferrovial, these amounts represent 100% of the amounts paid out and received by the concession-holding companies, regardless of the percentage share that the Company holds in such concessions. No dividend or Shareholder Funds' repayment is included for equity-accounted companies.

The interest cash flow refers to the interest paid by the concession-holding companies, together with other fees and costs closely related to the acquisition of financing. The cash flow for these items relates to interest costs for the period, along with any other item that represents a direct change in the net debt amount for the period.

(EUR million)	H1 25	H1 24
Spanish highways	-20	-22
US highways	-152	-146
Portuguese highways	0	0
Other highways	0	0
Total highways	**-172**	**-168**
Other	-23	-14
Cash flows from interest paid	**-195**	**-182**

*Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures

14

Appendix I – Scrip dividend and share buy-back SCRIP DIVIDEND On May 13, 2025, Ferrovial announced an interim scrip dividend of EUR 228 million in aggregate, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. Ferrovial announced on May 21, 2025, that the interim scrip dividend per share in the share capital of Ferrovial, with a nominal value of EUR 0.01 each, amounted to EUR 0.3182. Ferrovial announced on June 23, 2025, that the ratio for the interim scrip dividend was one (1) new Ferrovial share for every 140.8733 existing Ferrovial shares (the “Ratio”). The Ratio was based on the volume weighted average price of all traded Ferrovial shares on the Madrid, Barcelona, Bilbao, and Valencia stock exchanges (the "Spanish Stock Exchanges") on June 4,5, and 6, 2025, which was EUR 44.8259, and was calculated such that the gross EUR value of the dividend in shares would be approximately equal to the gross dividend in cash. No elections or elections to receive dividend in the form of new Ferrovial shares were received for 82.48% of the outstanding Ferrovial shares at the scrip dividend record date. Accordingly, pursuant to the Ratio, Ferrovial issued 4,195,421 new Ferrovial shares. SHARE BUY-BACK On August 23, 2024, Ferrovial announced a buy-back program of up to 30 million shares for a maximum amount of EUR 300 million, with the purpose of repurchasing Ferrovial shares in the context of various corporate actions (such as, for instance, employee share incentives, placement of share in the market, or cancelling repurchased shares). On December 13, 2024 Ferrovial announced the extension of the August 23, 2024 program to May 30, 2025, and an increase in the maximum amount by EUR 300 million, bringing the total maximum amount to EUR 600 million. During 2025, Ferrovial acquired a total of 6,300,460 shares under this buy-back program for a total of EUR 266 million. On March 14, 2025 Ferrovial announced a new buy-back program of Ferrovial’s own shares with the following terms: • Purpose: to cancel the shares to be repurchased, reducing the Ferrovial’s issued share capital. • Maximum net investment: EUR 500 million. In no case may the number of shares to be acquired under the Program exceed 15 million shares, representing approximately 2.06% of Ferrovial’s share capital as of March 14, 2025. • Duration: the Program has been authorized for a period beginning the next trading day following the end of Ferrovial repurchase program (announced to the market on August 23, 2024) up to May 29, 2026 (both inclusive), without prejudice that Ferrovial may extend its duration in view of the prevailing circumstances and in the interest of Ferrovial and its stakeholders. • Ferrovial reserves the right to terminate the Program if, prior to that term, it has acquired shares under the Program for either a price that reaches the maximum net investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. As of June 30, 2025, 630,000 shares were repurchased under this new program for a total of EUR 28 million. Additionally, the AGM granted the Board authorization, following approval at the General Meeting on April 24, 2025, for a period of 18 months from the date of the Shareholders Meeting (up to and including October 26, 2026), to: • Issue shares and grant rights to subscribe for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of issued share capital at the date of the AGM. • Limit or exclude preemptive rights for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of issued share capital at the date of the AGM. • Acquire shares up to a maximum of 10% of the Company's issued share capital at the date of the AGM. • Cancel shares in a number to be determined by the Board. The cancellation may be implemented in one or more tranches. As of June 30, 2025, Ferrovial issued share capital amounts to EUR 7,337,553.72, represented by 733,755,372 shares of a single class with a nominal value of EUR 0.01 each, and held 14,202,366 treasury shares. Appendix II – Shareholder Structure This information is based on Ferrovial’s SE substantial holdings (i.e., shareholdings equal or above 3% of the issued share capital) filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of June 30, 2025: 21.3% 8.6% 10.0% 5.0% 3.6%3.5% 47.9% R. del Pino Calvo-Sotelo M. del Pino y Calvo-Sotelo TCI Fund Management Ltd Lazard Asset Management BlackRock Bank of America Free Float MANAGEMENT REPORT JANUARY - JUNE 2025 15

Appendix III – Highways details by asset HIGHWAYS – GLOBAL CONSOLIDATION (EUR million) TRAFFIC (Million of transactions) REVENUE ADJ. EBITDA* ADJ. EBITDA MARGIN* NET DEBT* Global consolidation H1 25 H1 24 VAR. H1 25 H1 24 VAR. H1 25 H1 24 VAR. H1 25 H1 24 H1 25 SHARE NTE 18 19 -4.8% 141 132 7.0% 122 116 5.0% 86.5% 88.2% 1,185 63.0 % LBJ 23 23 1.3% 108 99 8.8% 90 82 9.5% 83.5% 82.9% 1,727 54.6 % NTE 35W 26 25 3.9% 158 141 12.1% 127 117 8.4% 80.4% 83.1% 1,396 53.7 % I-77 21 21 1.4% 58 47 23.7% 36 30 20.6% 62.1% 63.7% 395 72.2 % I-66 16 16 5.5% 132 102 28.7% 106 81 29.8% 80.3% 79.5% 1,467 55.7 % TOTAL USA 597 521 14.5% 481 427 12.6% 6,171 Autema** 19,673 17,333 13.5% 40 36 12.6% 36 32 13.8% 89.5% 88.6% 537 76.3 % Aravia** 40,657 38,576 5.4% 26 23 16.6% 22 17 31.8% 84.7% 75.0% -33 100.0 % TOTAL SPAIN 66 58 14.2% 58 48 20.1% 504 Via Livre 5 7 -33.6% 1 2 -57.1% 14.2% 22.0% -8 84.0 % TOTAL PORTUGAL 5 7 -33.6% 1 2 -57.1% -8 TOTAL HEADQUARTERS AND OTHER*** 8 8 1.8% -44 -49 10.8% 9 TOTAL HIGHWAYS 676 595 13.7% 496 428 15.9% 73.4% 72.0% 6,676 *Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures **Traffic in ADT ***Revenue and Adjusted EBITDA include Headquarters and Other, while Net Debt refers only to Next Move HIGHWAYS – EQUITY-ACCOUNTED (EUR million) TRAFFIC (ADT) REVENUE EBITDA CONTRIBUTION TO FERROVIAL EQUITY ACCOUNTED RESULT NET DEBT Equity accounted H1 25 H1 24 VAR. H1 25 H1 24 VAR. H1 25 H1 24 VAR. H1 25 H1 24 VAR. H1 25 SHARE 407 ETR (VKT million) 1,266 1,215 4.1% 606 531 14.1% 497 461 7.8% 93 83 11.3% 6,102 48.3 % M4* 37,282 n.a. 19 n.a. 11 n.a. 1 n.a. M3* 44,084 n.a. 7 n.a. 3 n.a. 0 n.a. A-66 Benavente Zamora* 14 n.a. 12 n.a. 2 n.a. Serrano Park* 4 n.a. 3 n.a. 0 n.s. Silvertown Tunnel 29 23 26.7% 28 23 20.0% 1 1 40.7% 1,374 22.5 % Ruta del Cacao 70 60 17.5% 59 51 15.1% 4 0 n.s. 191 30.0 % EMESA 95 97 -2.3% 54 63 -14.6% 0 8 -95.1% 209 10.0 % IRB 206 278 -26.0% 84 148 -43.6% 0 5 -91.0% 1,180 19.9 % IRB Private InvIT 202 0 n.s. 75 0 n.s. -2 0 n.s. 2,372 24.0 % Toowoomba 12 13 -7.3% 3 3 -8.5% 1 1 -14.3% 188 40.0 % OSARs 3 3 -10.2% 2 3 -7.7% 1 1 -6.3% 180 50.0 % Zero ByPass (Bratislava) 18 21 -16.9% 14 18 -21.1% 0 1 -78.1% 755 35.0% *Following the Umbrella Roads BV transaction completed in October 2024, the M4, M3, A-66 Benavente-Zamora, and Serrano Park were divested. MANAGEMENT REPORT JANUARY - JUNE 2025 16

MANAGEMENT REPORT JANUARY - JUNE 2025

Appendix IV – P&L of Main Infrastructure Assets

HIGHWAYS

407 ETR

(CAD million)	H1 25	H1 24	VAR.
Revenue	933	780	19.7 %
EBITDA	765	677	13.0 %
EBITDA margin	81.9 %	86.8 %	
EBIT	711	625	13.9 %
EBIT margin	76.2 %	80.1 %	
Financial results	-233	-206	-12.9 %
Profit before tax	478	418	14.4 %
Corporate income tax	-128	-111	-15.2 %
Net Income	351	308	14.1 %
Contribution to Ferrovial equity accounted result (EUR million)	93	83	11.3 %

NTE

(USD million)	H1 25	H1 24	VAR.
Revenue	155	143	8.3%
Adjusted EBITDA*	134	126	6.3%
Adjusted EBITDA margin*	86.5 %	88.2 %	
Adjusted EBIT*	117	111	5.2%
Adjusted EBIT margin*	75.4 %	77.5 %	
Financial results	-25	-24	-1.1%
Net Income	92	86	6.4%
Contribution to Ferrovial**	53	50	5.1%

***Globally consolidated asset, contribution to net profit (EUR million). 62.97% stake.*

LBJ

(USD million)	H1 25	H1 24	VAR.
Revenue	118	107	10.2%
Adjusted EBITDA*	98	89	10.8%
Adjusted EBITDA margin*	83.5 %	82.9 %	
Adjusted EBIT*	81	72	12.4%
Adjusted EBIT margin*	68.4 %	67.1 %	
Financial results	-42	-41	-2.4%
Net Income	38	30	26.0%
Contribution to Ferrovial**	19	15	24.5%

***Globally consolidated asset, contribution to net profit (EUR million). 54.6% stake*

NTE 35W

(USD million)	H1 25	H1 24	VAR.
Revenue	173	153	13.5%
Adjusted EBITDA*	139	127	9.7%
Adjusted EBITDA margin*	80.4 %	83.1 %	
Adjusted EBIT*	117	106	10.3%
Adjusted EBIT margin*	67.3 %	69.3 %	
Financial results	-46	-45	-2.8%
Net Income	71	61	15.9%
Contribution to Ferrovial**	35	30	14.5%

***Globally consolidated asset, contribution to net profit (EUR million). 53.67% stake.*

I-77

(USD million)	H1 25	H1 24	VAR.
Revenue	63	50	25.2%
Adjusted EBITDA*	39	32	22.0%
Adjusted EBITDA margin*	62.1 %	63.7 %	
Adjusted EBIT*	33	26	29.1%
Adjusted EBIT margin*	52.4 %	50.8 %	
Financial results	-15	-10	-54.0%
Net Income	18	16	13.7%
Contribution to Ferrovial**	12	11	12.4%

***Globally consolidated asset, contribution to net profit (EUR million). 72.24% stake.*

I-66

(USD million)	H1 25	H1 24	VAR.
Revenue	144	111	30.2%
Adjusted EBITDA*	116	88	31.4%
Adjusted EBITDA margin*	80.3 %	79.5 %	
Adjusted EBIT*	74	53	39.8%
Adjusted EBIT margin*	51.2 %	47.7 %	
Financial results	-66	-61	-6.8%
Net Income	8	-9	194.0%
Contribution to Ferrovial**	4	-4	192.9%

***Globally consolidated asset, contribution to net profit (EUR million). 55.704% stake.*

IRB Infrastructure Developers (IRB)

(EUR million)	H1 25	H1 24	VAR.	LfL growth*
Revenues	206	278	-26.0%	-22.6%
Adjusted EBITDA*	84	148	-43.6%	-41.0%
Adjusted EBITDA margin*	40.6 %	53.2 %		
Adjusted EBIT*	53	118	-54.8%	-52.7%
Adjusted EBIT margin*	25.8 %	42.3 %		
Financial results	-49	-68	28.8%	25.5%
Equity-accounted affiliates	2	-15	116.2%	116.9%
Profit before tax	7	34	-79.6%	-78.7%
Corporate income tax	-5	-13	64.7%	63.0%
Net Income	2	21	-89.1%	-88.6%
Contribution to Ferrovial equity accounted result (EUR million)	0	5	-91.0%	-88.8%

Ferrovial's interim consolidated financial statement only includes the company's last quarter contribution (January to March, three months).

IRB Infrastructure Trust (Private InvIT)

(EUR million)	H1 25
Revenues	202
Adjusted EBITDA*	75
Adjusted EBITDA margin*	37.2 %
Adjusted EBIT*	51
Adjusted EBIT margin*	25.2 %
Financial results	-62
Profit before tax	-11
Corporate income tax	4
Net Income	-7
Contribution to Ferrovial equity accounted result (EUR million)	-2

Ferrovial's interim consolidated financial statement only includes the company's last quarter contribution (January to March, three months).

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*

17

MANAGEMENT REPORT JANUARY - JUNE 2025

AIRPORTS

DALAMAN

(EUR million)	H1 25	H1 24	VAR.
Revenue	29	26	10.4%
Adjusted EBITDA*	20	18	10.9%
Adjusted EBITDA margin*	70.0 %	69.7 %	
Depreciation & impairments	-9	-8	-15.3%
Adjusted EBIT*	11	10	7.7%
Adjusted EBIT margin*	39.2 %	40.2 %	
Financial results	-18	-13	-34.5%
Profit before tax	-6	-3	-140.5%
Corporate income tax	4	9	-56.5%
Net income	-3	6	-140.4%
Contribution to Ferrovial**	-2	4	-140.4%

***Globally consolidated asset, contribution to net profit (EUR million). 60.0% stake*

**Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see Appendix VII - Alternative Performance Measures*

Appendix V – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2025/2024	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2025/2024
GBP	0.8577	3.8%	0.8425	-1.4%
US Dollar	1.1763	13.7%	1.0940	1.2%
Canadian Dollar	1.6028	7.6%	1.5404	4.9%
Polish Zloty	4.2466	-0.7%	4.2317	-2.0%
Australian Dollar	1.7897	7.0%	1.7244	5.0%
Indian Rupee	100.5239	12.7%	94.1770	4.7%

18

Appendix VI – Business Areas Outlook and Certain Risks and Uncertainties for H2 2025 I. RISKS & UNCERTAINTIES As noted above, this Management Report, including this appendix, should be read in conjunction with the risks and uncertainties in the section on Risks in Ferrovial’s Annual Report for the year ended December 31, 2024 filed with the AFM on February 27, 2025 and in section 3.D Risk Factors of Ferrovial’s 20-F Registration Statement filed with the SEC on February 28, 2025. II. OUTLOOK Ferrovial is active in a number of countries, each with different regulatory frameworks and political and socio-economic environments. As a result, Ferrovial is exposed both to the risks arising from developments in the global economy, and to the different risks inherent in the business activities and sectors in which the company operates. The following paragraphs discuss aspects of the Ferrovial’s anticipated business activities for the second half of 2025 and certain risks and uncertainties. HIGHWAYS DIVISION The Highways Business Division intends to continue working on the pipeline for new contracts during the second half of the year in its target regions, focusing primarily on complex greenfield projects, given their high potential for value creation. In 2025 we were shortlisted for bidding the I-285 East Express Lanes in Atlanta, Georgia, and the I-24 Southeast Choice Lanes in Nashville, Tennessee. We selectively analyze projects in Latin America and Europe and are growing in India through IRB, in line with that country's positive outlook. We were shortlisted for the bidding of D35 Highway in Czech Republic last December. The Silvertown Tunnel in UK was opened on April 2025 but construction works will continue on other projects, such as the Ruta del Cacao in Colombia as well as in NTE (Texas, USA) where we are adding additional lanes to the project sooner than expected given the asset’s positive performance. In addition, Ferrovial was selected in April 2024 in a consortium to develop the Peripheral Ring Road in Lima (Peru) under a concession format with an investment of USD 3.4 billion (approximately EUR 3.1 billion). US Highways: The Managed Lanes within the United States have showed a robust performance. The volume of traffic across all projects has exhibited significant growth in comparison to the year 2024. However, it is important to note that the North Tarrant Express (NTE) has been an exception to this trend due to the ongoing construction activities aimed at mandatory capacity improvements. All assets have paid Dividends to Shareholders in June 2025, amounting to USD 344 million in total. Ferrovial will continue to monitor the assets performance for any further potential dividend distribution to Shareholders in H2 2025. 407 ETR: Traffic growth due to more targeted rush hour driving offers to alleviate congestion across the GTA during workday peak hours and an increase in mobility and rush-hour commuting from a higher percentage of on-site employees. This is partially offset by unfavorable weather and less construction activities on alternate highways. 407 ETR maintained sufficient liquidity to satisfy all of its financial obligations in H2 2025. The toll rate increased by 407 ETR effective February 1, 2024, terminated the Force Majeure event, such that Schedule 22 Payment will be applicable for the year 2025, and would be payable to the Province in 2026. The S22 payment expense as of June 2025 is CAD 45.2 million. A CAD 200 million dividend was paid to shareholders in the 407 ETR in April 2025. The 407 ETR Board approved a CAD 250 million dividend for Q3 2025 and will continue to monitor the asset performance and will review any further potential dividend distribution to Shareholders, as appropriate. India: In 2024, Ferrovial acquired a 24% stake in IRB Infrastructure Trust, an investment vehicle that holds a portfolio of 14 toll road concessions and 1 under construction across India, for a total investment of EUR 728 million (considering an exchange rate of 89,0 EUR/INR) of which EUR 710 million were paid in 2024. Ferrovial acquired this stake from affiliates of GIC, which owned a 49% stake of IRB Infrastructure Trust. Following the transaction, GIC’s affiliates retain a 25% stake in IRB Infrastructure Trust and IRB Infrastructure Developers retains their 51% stake. This operation was preceded by the sale of a 5% stake in IRB Infrastructure Developers (IRB) for 211 million euros. The sale was carried out in the form of a block deal or placement of 301.9 million shares with institutional investors on the National Stock Exchange (NBE) and the Bombay Stock Exchange (BSE). The shares in IRB were sold at an average price of 63.60 rupees. Ferrovial will continue to be the second-largest shareholder, with a 19.9% stake. Both operations complement Ferrovial’s strategy in India, a market with great long term-growth perspectives. India’s infrastructure development plans have expanded substantially in recent years with planned capital expenditures of EUR 240 billion in roads and highways between the years 2020-2025, according to the Indian Department of Economic Affairs report on National Infrastructure Pipeline. In this context, IRB Infrastructure Trust is one of the leading platforms in the country with the ability to leverage synergies between a large Build- Operate-Transfer (BOT) developer, a leading financial investor, and a global strategic partner to optimize project planning and selection processes and maximize value creation. As of 2025, IRB Group’s project portfolio comprises 26 road projects: 18 BOT, 4 TOT, and 4 HAM projects. The group has a strong track record of constructing, tolling, operating, and maintaining around 19,000 lane kilometers across India over more than 25 years, with 15,500 lane kilometers currently under operation. It commands a 33% market share in the awarded TOT space, a 14% share in the prestigious Golden Quadrilateral Highway Project, and a 12% share in India’s North-South highway connectivity. Key events in 2025 include the achievement of Commercial Operation Date (COD) for the Palsit Dankuni project, part of IRB Infrastructure Trust, on July 2025. Although our anticipated traffic outlook for the H2 2025 is positive, there is a risk that traffic could decrease or not reach expected levels for a variety of reasons, such as depressed economic growth, competing roads (e.g. an increase in their capacity), fuel prices, environmental legislation or the existence of alternative means of transportation. In addition, traffic volumes and toll revenues may be affected by the occurrence of natural disasters and other exceptional events. Finally, work from home policies could affect mobility or change transportation patterns. If any materialized, these risks could have an adverse impact on both results and dividends distributed by our Highways’ assets, and could have a material adverse effect on our business, financial condition, and results of operations. MANAGEMENT REPORT JANUARY - JUNE 2025 19

AIRPORTS DIVISION The Airports Business Division will continue analyzing selective potential opportunities during the second half of the year globally, with a special focus on North America and those geographical areas in which Ferrovial has current business operations. We also expect to prioritize investment opportunities in high-growth leisure and business markets, prioritizing bilaterally negotiated projects. The global aviation industry has largely recovered from the pandemic and rebuilt most of its capacity to pre-pandemic levels, and it is expected to continue growing in the medium to long term. Our outlook with respect to the Airports Business Division is positive and we expect traffic growth to be a value driver for our portfolio in the future. Passenger volumes and air traffic movements depend on many factors beyond our control, including political and socio-economic environments in the countries in which the airports are located, the attractiveness of the destinations that the Airports serve, fluctuations in fuel prices or changes in regulatory policies applicable to the aviation industry. Other unexpected events such as terrorism attacks, global pandemics or climate and natural events could have an adverse impact on an airport’s performance. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations. Dalaman Airport: The airport has been performing strongly year after year following the recovery from the COVID pandemic, already in 2023. Although the latest forecast shows positive passenger performance when compared versus past year, in the near future, the airport may see a weaker demand, driven by the geopolitical instability in the Middle East and also, by the high levels of inflation in Türkiye which is expected to make Türkiye a less attractive travel destination. We expect to continue to manage the airport with our partner YDA Group and continue implementing our strategy to drive further growth, diversifying our network, optimizing the commercial offer to our passengers, and working towards our ESG Strategy. JFK: The construction of the new Terminal 1 of JFK Airport (New York) was initiated in July 2022 and all critical path works continue to be on track and on budget. The capital investment program of NTO at JFK, includes major construction projects and is subject to a number of risks that could result in cost overruns, in delays or in a failure to complete the project. During the following months, we plan to finalize the execution of Phase A construction, successfully delivering the spaces to the operators, and work on operational readiness while continuing with airline negotiations, with a view to the terminal opening in summer 2026. The commencement of commercial operations of a newly constructed facility may also give rise to start-up problems, such as the breakdown or failure of equipment or processes, failures in systems integration or lack of readiness of airline operators, closure of facilities, and disruptions of operations and compliance with budget and specifications. While we are focused on delivering Phase A, we have started planning works for Phase B1. The fact that the project will still need to go through two subsequent phases (Phase B1 and Phase B2) to accommodate the terminal to traffic needs brings additional risks to the project. Phase B1 and Phase B2 need to go through design, construction and Port Authority and other governmental approvals and therefore any cost variations with respect to the initial plans may affect NTO’s financial performance. CONSTRUCTION DIVISION The evolution of the Construction Business Division activity in the second half of 2025 is expected to be positive and have stability in margin profitability, maintaining the long-term target of reaching 3.5% EBIT margin, and a moderate growth in revenues supported by an Order book at record highs of the first half of the year. USA & Canada: sales are expected to grow thanks to the favorable evolution of Webber supported by the execution of the significant awards in the last years, as well as the favorable progress of the Ontario Line project for the Toronto Metro. The expected evolution of the Order book is positive, including a significant contract in South Carolina which business completion is awaited for the H2 2025. Construction division will support P3 projects bidding of the infra business divisions of the Group, with a particular focus on road infrastructure initiatives along the U.S. East Coast. Poland: turnover moderate increase expected with favorable margin profitability anticipated in line with previous years, maintaining the strategy marked by greater selectivity in bidding and promoting its diversification in sectors such as energy, renewables and specialized building projects in the technological and industrial domains. A temporary slowdown in contract awards is expected during the second half of the year, the recovery is expected in the short term and the Order book is anticipated to remain at healthy levels. Spain: sustained increase in sales is expected in line with previous years upward trend, boosted by high awards volume from public and private clients. In the second half of the year, margins are anticipated to remain positive and stable while consolidating activity in private initiatives related to industrial, logistics, technological, and data center construction. In relation to the other areas, regions such as the United Kingdom and Australia are expected to remain prominent, where large-scale metro, rail, and road infrastructure projects are underway. A decline in revenue is anticipated due to certain contracts currently in their final stages of execution. Nevertheless, this impact is expected to be offset in the coming semesters by the awarding of significant new contracts, including those under the High Speed 2 high-speed rail program in the United Kingdom and the Anillo Vial Periférico urban motorway project in Peru. The latter, being a concession contract, further strengthens the Construction division’s support for the Group’s investment units. ENERGY DIVISION Generation: The business division will continue executing greenfield projects in its main markets and seeking further acquisitions to accelerate its growth in this segment. In this context, the division has agreed to acquire a new photovoltaic project at NTP (notice-to-proceed) stage during 1H 2025 in the US. The project is located in Texas and has a capacity of 250 MWp. During H2 2025, the Energy team is in the process of negotiating and closing PPAs (Power-Purchase-Agreement), financing and construction contracts including the sourcing of main equipment. Legislative uncertainties around tax incentives for renewable energy projects and trade tensions resulting on new tariffs on imported solar equipment have increased the complexity of project financing and procurement. The other solar project that Ferrovial currently has in the US, continues progressing through the construction phase, having successfully signed PPA agreement and achieved financial close. In Spain and Poland, the delays in capacity auctions continue to impact the renewable energy market, slowing down new development projects and construction opportunities. The low electricity prices in Spain in the first half of 2025 have impacted the operational photovoltaic project El Berrocal, exposed to merchant prices as works to sign a PPA continue. Transmission lines: Centella project has completed its construction and commissioning works and entered into Commercial Operation in July 2024. As per the Concession Decree, fines could be imposed on the project company if the requested contractual extended dates for completion due to Force Majeure events are not granted. Since both activities (generation and transmission) operate in a highly regulated environment, any change in regulation could potentially impact (positively or negatively) the costs or the revenues of the division and therefore affect its expected results. MANAGEMENT REPORT JANUARY - JUNE 2025 20

Energy efficiency: energy price volatility and a continued push for decarbonization are expected to increase the energy efficiency business in Spain, both for public institutions and for private clients. Organizations are prioritizing proactive initiatives to enhance energy supply security and to reinforce system reliability, to improve the response to potential market disruptions (such as the electricity system blackout suffered in Spain in April) and to regulatory changes. Important risks continue to be volatility in the energy markets and the uncertainties that impact the supply chain (such as the potential constraints and increases in tariffs resulting from global trade tensions). OTHER BUSINESS DIVISIONS Thalia: Acceptance of the isle of Wight facility was achieved in December of 2024 marking the end of the construction phase of the project meaning all Thalia Energy from Waste (EfW) facilities are now fully operational. A key risk to the performance of the business remains the availability or up-time of those EfW facilities, given unplanned outages result in loss of revenue (drop in volumes of waste and electricity) and additional cost as we continue to manage waste from Local Authorities where the obligation to dispose of the waste is retained independently of how the facility performs. The EfW plants of Milton Keynes and Isle of Wight have performed in line with expectations in 2025 although both contracts remain loss making with future losses provided for. The plant at Allerton Waste Recovery Park has suffered unplanned downtime in the first half of 2025 due to leaks in the superheater tubes in the boiler system that have been repaired and the plant has been returned to operation. A full replacement of the superheater tubes will be carried in early 2026 or earlier if needed. FINANCIAL AND CAPITAL RISK The main financial and capital risks to which Ferrovial is exposed are described in detail in the annual report and 20-F for the 2024 financial year, and include but are not limited to: • Interest rate variations • Exchange rate variations • Credit and counterparty risk • Liquidity risk • Variable income risk • Inflation risk • Capital management risk As regards variation in the exchange rate, it should be noted that the value of the US dollar, the Canadian dollar, the sterling pound, the Australian Dollar, the Indian Rupee and Chilean peso have weakened against the EUR during the first half of 2025, closing at 1.1763 USD/ EUR, 1.6028 CAD/EUR, 0.8577 GBP/EUR, 1.7897 AUD/EUR, 100.5239 INR/EUR and 1,096.080 CLP/EUR on 30 June implying a depreciation of 13.7%, 7.6%, 3.8%, 7.0%, 12.7% and 6.3% respectively, while the Polish zloty showing an appreciation of 0.7% as compared with December 2024. The impact of the exchange rate variation is already accounted for in Ferrovial’s shareholders' funds. As regards exposure to exchange rate risk, Ferrovial has arranged hedging in the notional amount of USD 2,347 million, CAD 932 million and GBP 437 million. This will cover an average rate of 1.0697 USD/ EUR, 1.5254 CAD/EUR and 0.8453 GBP/EUR. Ferrovial’s strategy in this regard is to take steps towards mitigating the impact to the value of the company assets. LIQUIDITY AND GOING CONCERN In June 2025, Ferrovial has a good liquidity position, with cash and cash equivalents reaching EUR 2,853 million (EUR 4,828 million at December 2024). Even in a stress case scenario although it would entail a very significant deterioration of Ferrovial’s cash position, Ferrovial believes cash resources would continue to be sufficient to meet commitments. Ferrovial's finances are sufficient to guarantee the capacity to continue operating under the going concern principle during 2025 and 2026, with no material uncertainties having been identified to doubt this conclusion. MANAGEMENT REPORT JANUARY - JUNE 2025 21

Appendix VII – Alternative Performance Measures This first half year results report presents selected financial and operating information that has not been audited. This information has been prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. In addition, in this first half year results report the management provides other selected non-IFRS regulated financial measures, that we refer to as “APMs” (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or “Non-IFRS measures”. In this first half year results report, we have considered the following non- IFRS measures: – Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or “Like-for-like” (“LfL”) Growth and Order Book. – Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity. These non-IFRS measures not audited and should not be considered as alternatives to information included in this first half year results report, such as operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. We believe that these non-IFRS measures are metrics commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of these measures is useful to investors, as these measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU- IFRS. 1 Non-IFRS Measures: Operating Results 1.1 Adjusted EBIT and Adjusted EBIT Margin Adjusted EBIT is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/ (expense), share of profits of equity-accounted companies, net financial income/(expense) and impairment and disposal of fixed assets. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to net profit or loss or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies. Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period. The detailed reconciliation of our Adjusted EBIT to our net profit or loss can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: H1 2025 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, US Highways and Airports subdivisions. 1.2 Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense), impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net profit or loss or any other measure of our financial performance calculated in accordance with IFRS. We use Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period. The detailed reconciliation of our Adjusted EBITDA to our net profit or loss can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: H1 2025 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, US Highways and Airports subdivisions. 1.3 Comparable or “Like-for-like” (“LfL”) Growth Comparable Growth, also referred to as “Like-for-like” Growth (“LfL”), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA. Comparable or “Like-for-like” (“LfL”) Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, net profit or loss or any other measure of our financial performance calculated in accordance with IFRS. Comparable or “Like- for- like” (“LfL”) Growth is calculated by adjusting each year, in accordance with the following rules: • Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period. • Elimination from Adjusted EBIT of each period the impact of fixed asset impairments. • In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred to achieve the homogenization of the operating result. • Elimination of the restructuring costs in all periods. • In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those the revenue of which represent ≥5% of the reporting unit’s revenue before the acquisition. • In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year’s operating result. • Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods. We use Comparable or “Like-for-like” (“LfL”) Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange- rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, we believe that it allows us to provide homogenous information for better understanding of the performance of each of our businesses. MANAGEMENT REPORT JANUARY - JUNE 2025 22

The detailed reconciliation of our revenues on like-for-like basis to our revenues, Adjusted EBIT/EBITDA on like-for-like basis to our net profit or loss, by business division, can be found in the selected financial information available at https://www.ferrovial.com/en/ir- shareholders/financial-information/quarterly-financial-information/ (Excel file: H1 2025 Alternative Performance Measures). 1.4 Order Book Order Book corresponds to our income which is pending execution corresponding to those contracts of the Construction business division which we have signed and over which we have certainty regarding their future execution. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed. We use the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed. There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. We believe the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) confirming income. 2. Non-IFRS Measures: Liquidity and Capital Resources 2.1 Consolidated Net Debt Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. We further break down our Consolidated Net Debt into two categories: • Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued. • Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group. We also discuss the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex-infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items: 1. change in cash and cash equivalents, as reported in our consolidated cash flows statement for the relevant period; 2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that we consider part of our Consolidated Net Debt including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets. We use Consolidated Net Debt to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. We also separate Consolidated Net Debt into Consolidated Net Debt of ex-infrastructure project companies and infrastructure project companies, as we find it helpful for investors and rating agencies to show the evolution of our Consolidated Net Debt of ex- infrastructure project companies, because the debt of infrastructure project companies has: (i) no recourse to the Group Companies or (ii) the recourse is limited to guarantees issued by other Group Companies. Net Debt of ex- infrastructure project companies is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. For investors and rating agencies, it is important to clearly see and understand whether the rest of the Group is under any obligation to inject capital to repay the debt or cure any potential covenant breach if any of the Group’s infrastructure project companies underperform. Additionally, our equity investors track performance of our infrastructure project companies on a cash basis, namely dividends received and capital invested, that are not shown in our change in cash and cash equivalents reported in our consolidated cash flow statement. Similarly, our debt investors need to know the dividends received from infrastructure project companies, as the key parameters for the rating of corporate bonds are cash flows of ex-infrastructure project companies (the main contributor of which is dividends from infrastructure project companies) and net debt of the ex-infrastructure project companies. We allocate amounts from the different components of Consolidated Net Debt and its evolution, specifically cash flow as reported in IAS 7, between infrastructure project companies and ex-infrastructure project companies as follows: • Our consolidated subsidiaries and the our equity-accounted companies are classified as infrastructure project companies (infrastructure project companies) or not infrastructure project companies (ex-infrastructure project companies). These two categories are not simultaneously applied to the same company (i.e., any given company is either categorized as an infrastructure project company or an ex-infrastructure project company, but it cannot be both). • We include as ex-infrastructure project companies all companies (whether consolidated or accounted for as equity-accounted companies) dedicated to construction activities, companies providing services to the rest of the group, and holding companies (including those that are direct shareholders of infrastructure project companies). • We include as infrastructure project companies, all companies (whether consolidated or accounted for as equity-accounted companies) that meet the definition of “infrastructure project companies” as this is stated in our annual reports: specifically, they are companies, which are part of our highways, airports, energy infrastructure and construction businesses. Specifically, cash flows of ex-infrastructure project companies are comprised of the cash flows generated by all companies classified as ex-infrastructure project companies, after the elimination of transactions between ex-infrastructure project companies. Cash flows of infrastructure project companies are comprised of the cash flows generated by all companies classified as infrastructure project companies, after the elimination of transactions between infrastructure project companies. MANAGEMENT REPORT JANUARY - JUNE 2025 23

The key distinction in the classification between cash flows of ex- infrastructure project companies and cash flows of infrastructure project companies is the treatment of intercompany transactions between ex-infrastructure project companies and infrastructure project companies. These intercompany transactions are comprised of dividends paid by infrastructure project companies to ex-infrastructure project companies and investments of equity paid by ex-infrastructure project companies to infrastructure project companies. We treat these transactions as follows: • Dividends received by ex-infrastructure project companies from infrastructure project companies are classified as cash flows from operations ex-infrastructure project companies; • Dividends paid by infrastructure project companies to ex- infrastructure project companies are classified as cash flows from financing of infrastructure project companies; • Equity investment paid by ex-infrastructure project companies to infrastructure project companies are classified as cash flows from investments ex-infrastructure project companies; and • Equity investment received by infrastructure project companies from ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies. These dividends include dividends and other similar items, comprising (i) interest on shareholder loans and (ii) repayments of capital and shareholder loans. The equity investment includes the cash invested by the Group in infrastructure project companies through capital contributions or other similar financial instruments such as shareholder loans. These intercompany transactions are eliminated in the consolidated cash flows. The reconciliation of Consolidated Net Debt to our cash and cash equivalents, as well as changes in Consolidated Net Debt of ex- infrastructure project companies to our Consolidated Cash Flow can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: H1 2025 Alternative Performance Measures). 2.2 Ex-Infrastructure Liquidity Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised from to our ex- infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. We use Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects. The following table present the ex-infrastructure liquidity for the periods indicated. The detailed reconciliation of Ex-Infrastructure Liquidity can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: H1 2025 Alternative Performance Measures). MANAGEMENT REPORT JANUARY - JUNE 2025 24

ferrovial For a world on the move Ferrovial SE & Subsidiaries Unaudited Interim Condensed Consolidated Financial Statements June 2025

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27 UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 AND 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX- MONTH PERIOD ENDED JUNE 30, 2025 AND 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 AND 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31 UNAUDITED INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 AND 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32 NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33 1 GROUP ACTIVITIES AND CONSOLIDATION SCOPE CHANGES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33 2 GOING CONCERN ASSESSMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 4 SEGMENT REPORTING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 5 MAIN CHANGES IN THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION . . . . . . . . 37 6 EQUITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43 7 CASH AND CASH EQUIVALENTS AND BORROWINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44 8 NON-CURRENT FINANCIAL ASSETS AND FINANCIAL DERIVATIVES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46 9 DISCLOSURES RELATING TO THE INCOME STATEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47 10 CONTINGENT LIABILITIES AND ASSETS AND INVESTMENT COMMITMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49 11 WORKFORCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52 12 COMMENTS ON SEASONALITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53 13 RELATED-PARTY TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53 14 REMUNERATIONS OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54 15 SELECTED INDIVIDUAL FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 55 16 EVENTS AFTER THE REPORTING DATE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 55 FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 26

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AT JUNE 30, 2025 AND DECEMBER 31, 2024 (Million euro) Note 06.30.2025 12.31.2024 Non-current assets 20,923 21,327 Goodwill 5.2 443 500 Intangible assets 133 128 Fixed assets in infrastructure projects 5.3 12,535 14,147 Intangible asset model 12,382 13,989 Financial asset model 153 158 Property, plant and equipment 857 772 Right of use assets 225 238 Investments in associates 5.4 4,245 3,023 Non-current financial assets 8.1 1,036 1,139 Loans granted to associates 101 101 Non-current restricted cash 7 303 401 Other non-current financial assets 632 637 Deferred tax assets 5.7 1,110 1,159 Long-term financial derivatives at fair value 8.2 339 221 Current assets 5,640 7,672 Inventories 494 492 Current income tax assets 58 48 Short-term trade and other receivables 5.5 2,130 2,228 Trade receivables for sales and services 1,694 1,625 Other short-term receivables 436 603 Cash and cash equivalents 7 2,853 4,828 Infrastructure project companies 174 175 Restricted cash 18 18 Other cash and cash equivalents 156 157 Ex-infrastructure project companies 2,679 4,653 Short-term financial derivatives at fair value 8.2 56 20 Assets held for sale 1.3 49 56 TOTAL ASSETS 26,563 28,999 The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025. 27

(Million euro) Note 06.30.2025 12.31.2024 Equity 6 7,654 8,120 Equity attributable to shareholders 5,899 6,075 Equity attributable to non-controlling interests 1,755 2,045 Non-current liabilities 12,931 14,578 Deferred income 5.8 1,199 1,375 Employee benefit plans 4 4 Long-term provisions 5.6 354 353 Long term lease liabilities 114 165 Borrowings 7 8,891 10,092 Debentures and borrowings of infrastructure project companies 7,329 8,256 Debentures and borrowings of ex-infrastructure project companies 1,562 1,836 Other payables 1,167 1,279 Deferred taxes 5.7 1,120 1,239 Long-term financial derivatives at fair value 8.2 82 71 Current liabilities 5,978 6,301 Short-term lease liabilities 120 80 Borrowings 7 1,216 1,196 Debentures and borrowings of infrastructure project companies 293 143 Debentures and borrowings of ex-infrastructure project companies 923 1,053 Financial derivatives at fair value 8.2 16 61 Current income tax liabilities 58 80 Short-term trade and other payables 5.5 3,634 3,902 Trade payables 1,705 1,781 Advance payments from customers and work certified in advance 1,506 1,619 Other short-term payables 423 502 Short-term provisions 5.6 911 958 Liabilities held for sale 1.3 23 24 TOTAL LIABILITIES AND EQUITY 26,563 28,999 The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025. 28

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 AND JUNE 30, 2024 Income statement (Million euro) Note 06.30.2025 06.30.2024 Revenue 4 4,469 4,267 Revenues and other operating income 4,469 4,267 Materials consumed 523 500 Other operating expenses 2,349 2,310 Personnel expenses 11 942 854 Total operating expenses 3,814 3,664 Fixed asset depreciation 224 218 Impairment and disposal of fixed assets 9.1 275 166 Operating profit/(loss) 706 551 Net financial income/(expense) from financing (174) (175) Profit/(loss) on derivatives and other net financial income/(expense) (37) (34) Net financial income/(expense) from infrastructure projects (211) (209) Net financial income/(expense) from financing 36 46 Profit/(loss) on derivatives and other net financial income/(expense) 29 44 Net financial income/(expense) from ex-infrastructure projects 65 90 Net financial income/(expense) 9.2 (146) (119) Share of profits of equity-accounted companies 5.4 104 114 Profit/(loss) before tax from continuing operations 664 546 Income/(expense) tax 9.3 (15) (37) Profit/(loss) net of tax from continuing operations 649 509 Profit/(loss) net of tax from discontinued operations attributed to the parent company 9.4 13 9 Net profit/(loss) 662 518 Net (profit)/loss for the year attributed to non-controlling interests (122) (104) Net profit/(loss) for the year attributed to the parent company 540 414 Net earnings per share attributed to the parent company (in euros) Diluted 0.75 0.57 Basic 0.75 0.57 Net earnings per share attributed to the parent company´s continuing operations (in euros) Diluted 0.73 0.56 Basic 0.73 0.56 Net earnings per share attributed to the parent company, discontinued operations (in euros) Diluted 0.02 0.01 Basic 0.02 0.01 The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025. 29

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 AND JUNE 30, 2024 (Million euro) Note 06.30.2025 06.30.2024 a) Net profit/(loss) 662 518 Attributed to parent company 540 414 Attributed to non-controlling interests 122 104 b) Income and expense recognized directly in equity 6 (618) 134 Fully-consolidated companies (277) 72 Impact on hedge reserves 8 (132) 39 Currency translation differences (192) 42 Tax effect 47 (9) Companies held for sale (3) — Impact on hedge reserves — — Currency translation differences (3) — Tax effect — — Equity-accounted companies (338) 62 Impact on hedge reserves 17 31 Currency translation differences (353) 35 Tax effect (2) (4) c) Transfers to income statement 6 27 5 Fully-consolidated companies 3 3 Transfers to income statement 8 4 4 Tax effect (1) (1) Companies held for sale 24 — Transfers to income statement 24 — Tax effect — — Equity-accounted companies — 2 Transfers to income statement — 1 Tax effect — 1 a)+ b)+ c) TOTAL COMPREHENSIVE INCOME 71 657 Attributed to the parent company 149 499 Attributed to non-controlling interests (78) 158 The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025. 30

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, JUNE 2025

FERROVIAL SE AND SUBSIDIARIES

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 AND JUNE 30, 2024

(Million euro)	Share capital	Share/ Merger premium	Reserves related to Treasury shares	Measurement adjustments reserves	Retained earnings and other reserves	Attributed to shareholders	Attributed to non-controlling interests	Total Equity
Balance at 12.31.2024	**7**	**4,316**	**(78)**	**(706)**	**2,536**	**6,075**	**2,045**	**8,120**
Consolidated profit/(loss) for the six-month period of the year 2025	–	–	–	–	540	540	122	662
Income and expense recognized directly in equity	–	–	–	(418)	–	(418)	(200)	(618)
Transfers to income statement	–	–	–	27	–	27	–	27
Total income and expenses recognized for the year	**–**	**–**	**–**	**(391)**	**540**	**149**	**(78)**	**71**
Cash dividend	–	–	–	–	(40)	(40)	–	(40)
Other dividends	–	–	–	–	–	–	(221)	(221)
Treasury share purchases	–	–	–	–	(294)	(294)	–	(294)
Shareholder distributions	**–**	**–**	**–**	**–**	**(334)**	**(334)**	**(221)**	**(555)**
Share capital increases/ reductions	–	–	–	–	–	–	5	5
Share-based remuneration schemes	–	–	–	–	7	7	–	7
Other movements	–	–	–	–	2	2	4	6
Other transactions	**–**	**–**	**–**	**–**	**9**	**9**	**9**	**18**
Balance at 06.30.2025	**7**	**4,316**	**(78)**	**(1,097)**	**2,751**	**5,899**	**1,755**	**7,654**

(Million euro)	Share capital	Share/ Merger premium	Reserves related to Treasury shares	Measurement adjustments reserves	Retained earnings and other reserves	Attributed to shareholders	Attributed to non-controlling interests	Total Equity
Balance at 12.31.23	**7**	**4,316**	**(78)**	**(849)**	**370**	**3,766**	**2,113**	**5,879**
Consolidated profit/(loss) for the six-month period of the year 2024	–	–	–	–	414	414	104	518
Income and expense recognized directly in equity	–	–	–	80	–	80	54	134
Transfers to income statement	–	–	–	5	–	5	–	5
Total income and expenses recognized for the year	**–**	**–**	**–**	**85**	**414**	**499**	**158**	**657**
Cash dividend	–	–	–	–	(48)	(48)	–	(48)
Other dividends	–	–	–	–	–	–	(267)	(267)
Treasury share purchases	–	–	–	–	(466)	(466)	–	(466)
Shareholder distributions	**–**	**–**	**–**	**–**	**(514)**	**(514)**	**(267)**	**(781)**
Share capital increases/ reductions	–	–	–	–	–	–	13	13
Share-based remuneration schemes	–	–	–	–	7	7	–	7
Other movements	–	–	–	–	3	3	(4)	(1)
Other transactions	**–**	**–**	**–**	**–**	**10**	**10**	**9**	**19**
Balance at 06.30.2024	**7**	**4,316**	**(78)**	**(764)**	**280**	**3,761**	**2,013**	**5,774**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025.

31

FERROVIAL SE UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025 AND JUNE 30, 2024 (Million euro) NOTE 2025 2024 Net profit/(loss) attributable to the parent company 540 414 Adjustments to profit/(loss) 115 189 Net (profit)/loss for the year attributed to non-controlling interests 122 104 Profit/(loss) net of tax from discontinued operations (13) (9) Income tax/(expense) 15 37 Share of profits of equity-accounted companies (104) (114) Net financial income/(expense) 146 119 Impairment and disposal of fixed assets (275) (166) Fixed asset depreciation 224 218 Tax payments (49) (171) Change in working capital (receivables, payables and other) (322) (305) Dividends received from equity-accounted infrastructure project companies 5.4 86 68 Cash flows from operating activities 370 195 Investments in property, plant and equipment/intangible assets (102) (50) Investments in infrastructure projects 5.3 (169) (90) Investments in equity method companies 5.4 (1,605) (864) Shareholder loans — (47) Interest received 9.2 72 102 Investment in long-term restricted cash 55 116 Divestment/sale of companies 1.2 604 437 Cash flows from (used in) investing activities (1,145) (396) Capital cash flows from non-controlling interests 6 (1) 12 Scrip dividend (40) (48) Treasury share purchases (294) (466) Shareholder remuneration 6 (334) (514) Dividends paid to non-controlling interests of investees 6 (217) (260) Other movements in shareholder’s funds 6 3 9 Interest paid 9.2 (244) (234) Lease payments (56) (47) Increase in borrowings 628 146 Decrease in borrowings (834) (64) Cash flows from (used in) financing activities (1,055) (952) Effect of exchange rates on cash and cash equivalents (136) 24 Change in cash and cash equivalents due to consolidation scope changes (9) — Changes in cash and cash equivalents from assets held for sale 7 — (1) Change in cash and cash equivalents 7 (1,975) (1,130) Cash and cash equivalents at beginning of period 4,828 4,789 Cash and cash equivalents at end of period 2,853 3,659 The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2025. 32

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025 1. Group activities and consolidation scope changes 1.1 Activities Ferrovial Group comprises the parent company, Ferrovial SE, a company existing under the laws of the Netherlands, and its subsidiaries and investees. Its registered office is at Gustav Mahlerplein 61-63 Symphony Towers, 14th Floor 1082 MS, Amsterdam, The Netherlands. Through these companies, Ferrovial is engaged in the following four business lines, which constitute its reporting segments under IFRS 8: • Construction: Design and execution of all manner of public and private works, including most notably the construction of public infrastructure. • Highways: Development, financing and operation of highways. • Airports: Development, financing and operation of airports. • Energy: Innovative solutions for the development, construction and operation of energy generation and transmission infrastructure. A more detailed description of the various areas of activity in which the consolidated Group conducts business is disclosed in Note 4 Segment Reporting. For additional information, please consult the Group's website: www.ferrovial.com. For the purpose of understanding these unaudited interim condensed consolidated financial statements, it should be noted that part of the activity carried out by the Group’s business divisions consists of the development of infrastructure projects, most of them in the form of service concession agreements, primarily in the highway and airport business lines, but also in the construction and energy activities. The modus operandi for these projects is described in the Consolidated Financial Statements as of December 31, 2024. Most of these projects are service concession agreements mainly in Highways, Airports and Construction, but some of them are not. In the case of service concession agreements, and following competitive bidding processes, these projects are conducted through long-term contracts entered into with public authorities (“the grantor”), which grant the right to build or upgrade, operate and maintain the infrastructure during a limited long-term period of time. The contract is awarded to a legal entity, the concessionaire entity, whose sole purpose is the performance of the project, in which the Group has an ownership interest. The concessionaire has to finance the construction or upgrade of the public infrastructure mainly with borrowings guaranteed by future cash flows during the project term. As a result, these projects usually have restricted cash established in the financing agreements to ensure repayment of borrowings. The shareholders also make capital contributions. Borrowings are generally secured at inception of the service concession arrangement and have no recourse to the shareholder or, in some cases, recourse to the shareholders is limited to the guarantees issued. Once construction or upgrade is complete, the concessionaire starts to operate and maintain the infrastructure during an established long-term period, and in return, collects tolls or regulated charges for the use of the infrastructure, or amounts paid by the grantor based on the availability for use of the related asset. These inflows allow the initial investment to be recovered. In most cases the construction is subcontracted by the concession operators to the Group’s Construction Division. These arrangements are within the scope of application of IFRIC 12. In order to aid understanding of the Group’s financial performance, these unaudited interim consolidated financial statements separately disclose the impact of projects of this nature in “fixed assets in infrastructure projects” within the long-term financial assets heading (distinguishing those to which the intangible asset model is applied from those to which the financial asset model is applied – Note 5.3). Infrastructure projects that are not service concession agreements are very similar to the concessions in economic terms, with the main difference being that the Group company that operates the infrastructure is the owner of the asset. These assets are classified as “Property, plant and equipment” in these unaudited consolidated financial statements (see Note 5.3). These unaudited interim consolidated financial statements also separately disclose the impact of infrastructure projects in the “cash and cash equivalents” and “borrowings” headings, and specifically in Note 7. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX- MONTH PERIOD ENDED JUNE 30, 2025 33

It should also be noted that Ferrovial Group has relevant shareholdings in equity-accounted companies managing infrastructure assets, of which the following are the most notable: the 48.29% ownership interest in 407 ETR, the concession operator of the 407 ETR highway in Toronto (Canada), the 49% indirect shareholding in the company JFK NTO LLC, the concession company of the New Terminal One at the International John F. Kennedy Airport in New York; the 19.86% ownership interest in IRB Infrastructure Developers Limited, one of India's leading infrastructure companies, listed in Bombay, and the 23.99% ownership interest in IRB Infrastructure Trust (Private InvIT), a subsidiary of IRB Infrastructure Developers Limited. Details of these companies are included in Note 5.4 on investments in equity-accounted companies. 1.2 Consolidation scope changes and other relevant transactions During 2025 Airports AGS Airports Holdings Limited (AGS) divestment On November 13, 2024, Ferrovial announced that an agreement had been reached with Avialliance UK Limited for the sale of its entire stake in AGS (50%). As part of the same transaction, Macquarie also agreed to sell its entire stake (50%) in AGS to the same purchaser. The completion of this transaction was subject to obtaining the applicable regulatory approvals by 2024 year-end, and the 50% ownership interest in AGS Airports Holdings Limited as of December 31, 2024 was therefore reclassified to held for sale. The ownership interest in this company remained valued at zero, due to the fact that losses generated in previous years brought equity attributable to Ferrovial below zero. The Group granted subordinated loans to AGS totaling EUR 235 million. Following the agreement reached in November 2024, these loans were reclassified from long-term financial assets to short-term receivables in December 2024, since they were also included in the divestment transaction. On January 28, 2025, having satisfied the applicable regulatory conditions, Ferrovial and Macquarie completed the sale of AGS' entire share capital (100%) for a price of GBP 900 million. Ferrovial’s net share of the proceeds was approximately GBP 450 million, resulting in a capital gain of EUR 297 million (see Note 9.1). Heathrow Airport Holdings divestment On February 26, 2025, Ferrovial announced that a binding agreement had been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c.GBP 455 million. Full completion of the divestment under the agreement was finally achieved on July 3, 2025, having fulfilled the applicable regulatory conditions. This 5.25% stake was recognized as a non-current financial asset at fair value through profit or loss in December 2024, having concluded that, in accordance with IAS 28 p.5-6, Ferrovial will no longer exercise significant influence over FGP Topco Ltd., generating a positive impact of EUR 547 million in the income statement. In the first six-months of the year, an additional result of EUR 25 million was recognized, mainly corresponding to the interest accrued since the announcement of the transaction (EUR 28 million), reported as Other net financial income/(expense) through the income statement (Note 9.2) together with the translation differences and the hedging impact associated with these translation differences. These amounts increased the fair value of the 5.25% stake in HAH. Highways Acquisition of up to 5.06% of 407 ETR from AtkinsRéalis On June 6, 2025, Ferrovial completed the previously-announced acquisition of approximately 3.3% of the common shares in the Canadian highway company from affiliates of the AtkinsRéalis Group Inc., and exercised its call option to acquire an additional 1.76%, having received all requisite approvals. The total investment for Ferrovial amounted to CAD $1.99 billion (EUR 1.3 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.29% (see Note 5.4.). As part of this acquisition, and in connection with the purchase price allocation exercise, the difference between the fair value of the 5.06% stake acquired and its carrying amount at the acquisition date (EUR 1.5 billion), was fully allocated as an intangible asset. The investment in 407 ETR continues to be accounted for under the equity method. Other businesses Sale of the entire Ferrovial mining services business in Chile On June 27, 2025, Ferrovial completed the divestment of the services business in Chile to a Chilean company controlled by the partners of Scale Capital. The total consideration reached EUR 28.5 million, out of which EUR 17.9 million relates to a vendor loan note payable by the buyer over a five-year period. Additionally, and as a result of the reorganization previous to the execution of the transaction, Ferrovial has received from the divested business EUR 13.2 million as a capital reduction, therefore the total cash received in relation to this divestment reached EUR 23.8 million. The transaction generated a capital loss of FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX- MONTH PERIOD ENDED JUNE 30, 2025 34

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

EUR 14.1 million, mainly due to the recycling of translation differences through the income statement previously recognized under Other Comprehensive Income (EUR -20 million).

Acquisition of Sien Real Sp Z.o.o.

On May 13, 2025, Ferrovial acquired the Polish company Sien Real Sp Z.o.o., to develop a data center campus in Warsaw, for a total consideration of EUR 56 million. This transaction is categorized as an acquisition of assets and liabilities, rather than a business combination, as the company does not currently have any staff or business activity. The main assets consist of the land, premises and engineering structures for developing the future data center campus. As part of this acquisition, the difference between the net fair value of the identifiable assets and liabilities of the company and its carrying amount at the acquisition date, was fully allocated to the intangible assets related to the perpetual power grid interconnection rights.

Acquisition of Milano Solar, LLC

On June 30, 2025, via its subsidiary Ferrovial Energy US, LLC. Ferrovial acquired, all issued and outstanding membership interests in Milano Solar, LLC for USD 19 million, for the development, construction, financing, operation, and maintenance of a 250 MW solar photovoltaic facility, located in Milam County, Texas, expected to operate for 40 years. This transaction has also been categorized as an acquisition of assets and liabilities, rather than a business combination, as the company does not currently have any staff or business activity. As part of the acquisition, the difference between the net fair value of the identifiable assets and liabilities of the company and its carrying amount at the date of acquisition, was fully allocated to the intangible assets associated with project development works.

1.3 Assets and liabilities held for sale

At June 30, 2025 assets held for sale amounted to EUR 49 million and liabilities stood at EUR 23 million. These relate to energy assets, which are expected to be sold within 12 months.

At December 31, 2024 assets held for sale amounted to EUR 56 million and liabilities stood at EUR 24 million. These relate to energy assets, together with the 50% stake in AGS Airports Holdings Limited (AGS), the parent company that owns the Aberdeen, Glasgow and Southampton Airports (see Note 1.2).

The following table provides a breakdown by nature of the assets and liabilities classified as held for sale as of June 30, 2025 and December 31, 2024:

(Million euro)	06.30.2025	12.31.2024
Non-current assets	**48**	**52**
Intangible assets	9	9
Property, plant and equipment	33	39
Other non-current assets	6	4
Current assets	**1**	**4**
Short-term trade and other receivables	0	1
Cash and cash equivalents	1	1
Other current assets	0	2
TOTAL assets classified as held for sale	**49**	**56**

(Million euro)	06.30.2025	12.31.2024
Non-current liabilities	**20**	**21**
Borrowings	17	17
Other non-current liabilities	3	4
Current liabilities	**3**	**3**
Borrowings	2	2
Other current liabilities	1	1
TOTAL liabilities classified as held for sale	**23**	**24**

2. Going concern assessment

In June 2025, Ferrovial has a good liquidity position, with cash and cash equivalents reaching EUR 2,853 million (EUR 4,828 million at December 2024).

As in previous financial years, in order to conclude as to the Group's capacity to continue as a going concern, the Group has analyzed future cash needs as of June 2025, focusing on the financial years 2025 and 2026, and also including a pessimistic scenario with a series of stress assumptions regarding the Group's cash flows, most notably:

- Reduction in dividends from infrastructure project companies in 2025 and 2026 (50% in the case of airports and highways and all dividends in the case of energy).

35

• 50% fall in Construction business cash flows in 2025 and 2026 (excluding lease payments). • Contingent capital contributions of around EUR 100 million per annum. The conclusion drawn from the analysis demonstrates that, although the pessimistic scenario would entail a deterioration of the Group’s cash position, cash resources would continue to be sufficient to meet commitments. Therefore, based on the available information, no material uncertainties have been identified with respect to events or conditions that could raise significant doubts regarding the Group’s capacity to continue operating under the going concern principle for the twelve months following the date of issuance of these unaudited interim condensed consolidated financial statements. 3. Summary of significant accounting policies 3.1 Basis of presentation The unaudited interim condensed consolidated financial statements of Ferrovial SE for the six-month period ended 30 June 2025 have been prepared in accordance with IAS 34 "Interim financial reporting". In accordance with IAS 34, interim financial information is prepared placing emphasis on new activities, events and circumstances that have arisen during the half year without duplicating the information previously published in the 2024 consolidated financial statements. Consequently, for a proper understanding of the information included in these unaudited interim condensed consolidated financial statements, they should be read together with the Group's consolidated financial statements for the year ended December 31, 2024. These unaudited interim condensed consolidated financial statements for Ferrovial SE were approved by the Board of Directors on July 29, 2025, and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. As there are no effects resulting from differences between both accounting standards, these unaudited interim condensed consolidated financial statements have been prepared to fulfil the reporting requirements of The Netherlands Authority for the Financial Markets (AFM) and the US Securities and Exchange Commission (SEC). 3.2 Accounting policies applied. The accounting policies applied when preparing these unaudited interim condensed consolidated financial statements are the same as those applied to the consolidated Financial Statements for the financial year ended December 31, 2024, except for the adoption of the amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates, which became effective on January 1, 2025. This amendment has no impact on the Group's accounting policies and financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. 3.3 Accounting estimates and judgments In the unaudited interim condensed consolidated financial statements as of June 30, 2025, estimates were made to measure certain assets, liabilities, revenues, expenses and commitments. The matters for which estimates were made were described in the consolidated Financial Statements for the year ended December 31, 2024 (Note 1.3.4). 3.4 Basis of consolidation The basis of consolidation applied at June 30, 2025 is consistent with the approach adopted in the consolidated Financial Statements for the year ended December 31, 2024. 4. Segment reporting For management purposes, the Group is organized into business units based on its activities and services and has four reportable segments (Note 1.1). The global Chief Executive Officer is the Chief Operating Decision Maker (CODM) and monitors the operating results of our business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. Furthermore, information reported to the market is also broken down in the above four segments. Construction and Highways revenues represent 77% and 15%, respectively, of the Group’s consolidated revenue. The Airports segment is also a significant area of activity for Ferrovial, as well as the Energy segment, a relatively new business area where the group has future growth plans in place, and therefore, they are both disclosed as reporting segments. The segment income statement for the six-month periods ended June 30, 2025 and June 30, 2024 is shown in the table below. The “Other” column includes the income and/or expenses of companies not assigned to any of the business segments, including most notably the parent company Ferrovial SE and its other businesses, such as the waste treatment plants in the United Kingdom (UK), the mining services in Chile, divested on June 27, 2025, as commented in Note 1.2, and the new activity started by the group in 2024 related to the development of high-value projects in the data center market called Digital Infrastructure. The “Adjustments” column reflects inter-segment consolidation eliminations. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX- MONTH PERIOD ENDED JUNE 30, 2025 36

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

Unaudited interim condensed consolidated income statement for the six month period ended June 30, 2025:

(Million euro)	Construction	Highways	Airports	Energy	Other	Adjustments	June 2025
Revenue	**3,453**	**676**	**37**	**142**	**295**	**(134)**	**4,469**
Other operating income	**1**	**–**	**–**	**–**	**(1)**	**–**	**–**
Revenues and other operating income	**3,454**	**676**	**37**	**142**	**294**	**(134)**	**4,469**
Total operating expenses	3,263	180	32	144	329	(134)	3,814
Fixed asset depreciation	72	122	9	7	14	–	224
Impairment and disposal of fixed assets	–	–	295	(6)	(14)	–	275
Operating profit/(loss)	**119**	**374**	**291**	**(15)**	**(63)**	**–**	**706**
Profit/(loss) on derivatives and other net financial income/(expense)	(24)	(27)	36	2	7	(2)	(8)
Net financial income/(expense) from financing	67	(108)	28	(8)	(119)	2	(138)
Net financial income/(expense)	**43**	**(135)**	**64**	**(6)**	**(112)**	**–**	**(146)**
Share of profits of equity-accounted companies	–	99	5	(1)	1	–	104
Profit/(loss) before tax from continuing operations	**162**	**338**	**360**	**(22)**	**(174)**	**–**	**664**
Income/(expense) tax	(41)	(2)	2	1	25	–	(15)
Profit/(loss) net of tax from continuing operations	**121**	**336**	**362**	**(21)**	**(149)**	**–**	**649**
Profit/(loss) net of tax from discontinued operations attributed to the parent company	–	–	–	–	13	–	13
Net profit/(loss)	**121**	**336**	**362**	**(21)**	**(136)**	**–**	**662**
Net (profit)/loss for the year attributed to non-controlling interests	(31)	(93)	1	1	–	–	(122)
Net profit/(loss) for the year attributed to the parent company	**90**	**243**	**363**	**(20)**	**(136)**	**–**	**540**

Unaudited interim condensed consolidated income statement for the six month period ended June 30, 2024:

(Million euro)	Construction	Highways	Airports	Energy	Other	Adjustments	June 2024
Revenue	3,371	595	30	114	251	(94)	4,267
Other operating income	1	–	–	–	–	(1)	–
Revenues and other operating income	**3,372**	**595**	**30**	**114**	**251**	**(95)**	**4,267**
Total operating expenses	3,188	167	28	119	257	(95)	3,664
Fixed asset depreciation	77	115	8	5	13	–	218
Impairment and disposal of fixed assets	–	132	–	–	34	–	166
Operating profit/(loss)	**107**	**445**	**(6)**	**(10)**	**15**	**–**	**551**
Profit/(loss) on derivatives and other net financial income/(expense)	(15)	(48)	62	1	12	(2)	10
Net financial income/(expense) from financing	75	(103)	(12)	(3)	(88)	2	(129)
Net financial income/(expense)	**60**	**(151)**	**50**	**(2)**	**(76)**	**–**	**(119)**
Share of profits of equity-accounted companies	–	106	4	–	4	–	114
Profit/(loss) before tax from continuing operations	**167**	**400**	**48**	**(12)**	**(57)**	**–**	**546**
Income/(expense) tax	(36)	(19)	6	–	12	–	(37)
Profit/(loss) net of tax from continuing operations	**131**	**381**	**54**	**(12)**	**(45)**	**–**	**509**
Profit/(loss) net of tax from discontinued operations attributed to the parent company	–	–	–	–	9	–	9
Net profit/(loss)	**131**	**381**	**54**	**(12)**	**(36)**	**–**	**518**
Net (profit)/loss for the period attributed to non-controlling interests	(29)	(73)	(2)	–	–	–	(104)
Net profit/(loss) for the period attributed to the parent company	**102**	**308**	**52**	**(12)**	**(36)**	**–**	**414**

5. Main changes in the unaudited interim condensed consolidated statement of financial position.

5.1 Foreign exchange effect

Ferrovial has business outside the eurozone through various subsidiaries. The exchange rates used to translate their financial statements for Group consolidation purposes are as follows.

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FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

For items in the income statement and cash flow statement:

AVERAGE EXCHANGE RATE	06.30.2025	06.30.2024	Change 25/24 (*)
Pound sterling	0.843	0.855	(1.41)%
US dollar	1.094	1.081	1.21 %
Canadian dollar	1.540	1.468	4.90 %
Australian dollar	1.724	1.643	4.98 %
Polish zloty	4.232	4.316	(1.96)%
Indian rupee	94.177	89.991	4.65 %
Chilean peso	1,044.266	1,017.117	2.67 %

For balance sheet items:

CLOSING EXCHANGE RATE	06.30.2025	12.31.2024	Change 25/24 (*)
Pound sterling	0.858	0.827	3.75 %
US dollar	1.176	1.035	13.66 %
Canadian dollar	1.603	1.489	7.64 %
Australian dollar	1.790	1.673	6.96 %
Polish zloty	4.247	4.278	(0.74)%
Indian rupee	100.524	89.201	12.69 %
Chilean peso	1,096.080	1,031.520	6.26 %

(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.

This foreign exchange effect had a negative impact on shareholders' funds attributable to the parent of EUR -358 million, carried as translation differences (Note 6), primarily related to the US dollar (EUR -143 million) and Canadian dollar (EUR -70 million). These translation differences are presented net of the effect of foreign currency hedging instruments arranged by the Group (Note 8.2). Although more limited in overall impact than CAD and USD dollar, the depreciation in the Indian Rupee also had a negative impact of EUR -116 million, which mainly related to the IRB Infrastructure Developers Limited (IRB) and IRB Infrastructure Trust (Private InvIT) investments (Note 5.4.). The depreciation of these currencies has impacted the evolution of the Group's main assets and liabilities during the first six months of the year.

5.2 Acquisitions and goodwill

a) Main changes during the period:

Movements in goodwill on consolidation at June 2025 are as follows:

(Million euro)	BALANCES AT 31/12/2024	RECLASSIFICATIONS / DIVESTMENTS	FOREIGN EXCHANGE RATE	BALANCES AT 06/30/2025
Construction	**140**	**–**	**(8)**	**132**
Budimex	71	–	–	71
Webber	69	–	(8)	61
Highways	**276**	**–**	**(33)**	**243**
Cintra U.S. Corp.	276	–	(33)	243
Airports	**27**	**–**	**–**	**27**
Dalaman	27	–	–	27
Energy	**46**	**–**	**(5)**	**41**
Transchile	46	–	(5)	41
Other	**10**	**(10)**	**–**	**–**
Chilean Mining Services	10	(10)	–	–
TOTAL	**500**	**(10)**	**(46)**	**443**

During the period, the mining services business in Chile was divested on June 27, 2025 (Note 1.2).

b) Management assessment of potential indicators of impairment:

The annual impairment test on the Group's existing goodwill is usually prepared at year end, and therefore, has not been carried out at the date of preparation of these interim condensed consolidated financial statements. Based on the current performance of the assets (traffic volumes, revenue, operating expenses, etc.) compared to the latest available business projections, no indication of impairment has been identified at the end of June.

38

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

5.3 Fixed assets in infrastructure projects

As disclosed in Note 1.1 of these unaudited interim condensed consolidated financial statements, it should be noted that part of the activity carried out by the Group's business divisions consists of the development of infrastructure projects, most of them in the form of service concession agreements, primarily in the highway and airport business lines, but also in the construction, energy and data center development activities.

Most of these service concession agreements are within the scope of application of IFRIC 12, which are disclosed separately in the balance sheet as "fixed assets in infrastructure projects" within the long-term financial assets heading (distinguishing those to which the intangible asset model is applied from those to which the financial asset model is applied). Additionally, infrastructure projects that are not service concession agreements, which are very similar to the concession agreements in economic terms, are classified as "Property, plant and equipment" in these unaudited interim condensed consolidated financial statements.

a) Fixed assets in infrastructure projects

Fixed assets in infrastructure projects amount to EUR 12,535 million at June 30, 2025 (December 31, 2024: EUR 14,147 million) and comprise projects under the Intangible asset model for EUR 12,382 million (December 31, 2024: EUR 13,989 million) and under the Financial asset model for EUR 153 million (December 31, 2024: EUR 158 million).

Set out below is a breakdown of the intangible asset model in infrastructure projects at June 30, 2025:

(Million euro)	BALANCE AT 12.31.24	TOTAL NET ADDITIONS	FOREIGN EXCHANGE EFFECT	BALANCE AT 06.30.25
Spanish highways	724	–	–	724
US highways	13,757	63	(1,658)	12,162
Other highways	4	–	–	4
highways investment	**14,485**	**63**	**(1,658)**	**12,890**
Accumulated depreciation	(1,089)	(105)	101	(1,093)
Net investment in highways	**13,396**	**(42)**	**(1,557)**	**11,797**
Investment in other infrastructure projects	650	1	–	651
Depreciation of other infrastructure projects	(58)	(9)	–	(67)
Total net investment in other infrastructure projects	**592**	**(8)**	**–**	**584**
TOTAL INVESTMENT	**15,135**	**64**	**(1,658)**	**13,541**
TOTAL DEPRECIATION AND PROVISION	**(1,146)**	**(114)**	**101**	**(1,159)**
TOTAL NET INVESTMENT	**13,989**	**(50)**	**(1,557)**	**12,382**

The most significant changes in the assets accounted for under the intangible asset model in the first half of 2025 were the following:

- The total foreign exchange effect resulted in a decrease of EUR 1,557 million in 2025, fully attributed to the depreciation of the US dollar against the Euro.
- Investments in US highways increased by EUR 63 million, primarily related to North Tarrant Express, and depreciation of the highways investments in the amount of EUR 105 million.

Total investment in infrastructure projects accounted for under the financial asset model reached EUR 153 million (December 31, 2024: EUR 158 million) and primarily relates to long-term receivables (more than twelve months) from public administrations, as balancing items with respect to services rendered or investments made under a concession arrangement. These assets mainly comprise the Waste Treatment business in the UK reaching EUR 75 million at June 30, 2025 (December 31, 2024: EUR 77 million) and Concesionaria de Prisiones Lledoners in Spain, with EUR 48 million (December 31, 2024: EUR 50 million).

b) Property, plant and equipment in infrastructure projects

Set out below is a breakdown of the property, plant and equipment (PP&E) at June 30, 2025:

(Million euro)	BALANCE AT 12.31.24	TOTAL NET ADDITIONS	FOREIGN EXCHANGE EFFECT	BALANCE AT 06.30.25
Spain	76	–	–	76
Poland	16	51	–	67
Chile	221	(15)	(24)	182
USA	63	40	(11)	92
Investment in PP&E Infrastructure projects	**376**	**76**	**(35)**	**417**

This property, plant and equipment mainly relates to infrastructure power transmission lines in Chile, and solar power plant generation activities in Poland and in the US (including the new acquisition of Milano Solar, see Note 1.2), within the Energy division, and the development of data centers in Spain and Poland (including the acquisition of Sien Real, see Note 1.2) within the Digital Infrastructure business.

39

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

5.4 Investments in equity-accounted companies

Set out below is a breakdown of investments in equity-accounted companies at June 30, 2025 showing movements during the year. Due to their significance, the investments in 407 ETR (48.29%), IRB Infrastructure Developers Limited (IRB: 19.86%), Infrastructure Trust (Private InvIT: 23.99%) and JFK NTO (49%) are presented separately.

2025 (Million euro)	407 ETR (48.29%)	IRB (19.86%)	Private InvIT (23.99%)	JFK (49%)	OTHER	TOTAL
Balance at 12.31.24	**778**	**315**	**704**	**1,006**	**220**	**3,023**
Capital contribution	–	–	–	244	12	256
Share of profit/(loss)	93	–	(2)	2	11	104
Dividends	(56)	(1)	(3)	–	(11)	(71)
Foreign exchange differences	(88)	(35)	(80)	(139)	(11)	(353)
Derivatives	–	–	–	12	3	15
Scope changes	1,273	–	–	–	–	1,273
Other	–	(2)	(2)	–	2	(2)
Balance at 06.30.25	**2,000**	**277**	**617**	**1,125**	**226**	**4,245**

There follows a more detailed analysis of the first-half developments in Ferrovial's main equity-accounted infrastructure projects.

Disclosures relating to 407 ETR

As disclosed in Note 1.2, on June 6, 2025, Ferrovial completed the previously-announced acquisition of approximately 3.3% of the common shares in the Canadian highway from affiliates of AtkinsRéalis Group Inc. and exercised its call option to acquire an additional 1.76%, having received all requisite approvals. The total investment for Ferrovial reached CAD $1.99 billion (EUR 1.3 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.29%.

As shown in the table at the beginning of this note, the value of the interest in this company increased from EUR 778 million to EUR 2,000 million, mainly as a result of the additional 5.06% stake acquired (EUR 1,273 million), and the profit generated during the year (EUR 93 million for Ferrovial's stake), which was partially offset by the dividend pay-out during the period (EUR -56 million) and the exchange rate impact (EUR -88 million).

IRB Infrastructure Developers Limited (IRB) and IRB Infrastructure Trust (Private InvIT)

As Indian legislation imposes severe restrictions on the disclosure of unpublished price-sensitive information (UPSI), the latest information available relates to the close of IRB's last quarter information, which ran from December 2024 to March 2025. This approach is consistent with IAS 28, which provides for a maximum three-month lag between the investor's and investee's reporting periods.

The results recognized for IRB Infrastructure Developers Limited in the income statement (3 months) reached EUR 0.5 million for Ferrovial's ownership interest (EUR 5 million in 2024), and the results based on the financial information reported by IRB Infrastructure Trust (Private InvIT) for March 2025 (3 months) reached EUR -2 million for the Ferrovial stake.

Although more limited in overall impact than CAD and USD dollar, the depreciation in the Indian Rupee also had a negative impact of EUR -116 million, as mentioned in Note 5.1.

JFK NTO LLC

Movements in equity are primarily explained by the capital contributions made during the year (EUR 244 million, compared to EUR 469 million during 2024), partially offset by the negative foreign exchange rate impact (EUR -139 million, EUR 54 million during 2024), on the back of the US dollar depreciation during the first six months of the year (Note 5.1.).

Other investments in equity-accounted companies

Appendix I to the consolidated financial statements at December 2024 includes a list of ownership interests in equity-accounted companies, including names, countries of incorporation, business segments, percentage shareholdings, aggregate assets and liabilities, revenue and profit/(loss) for the year.

5.5 Working capital

This note addresses variations under the asset headings "Inventories" and "Short-term trade and other receivables" and the liability heading "Short-term trade and other payables". The net balance of these items is referred to as working capital (see section 4 of the consolidated financial statements at December 2024).

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FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

The following table shows the relevant movements:

Million euro	12.31.2024	Exchange rate	Consolidation scope changes	Other	06.30.2025
Total inventories	**492**	**(29)**	**–**	**31**	**494**
Trade receivables for sales and services	1,052	(46)	(17)	57	1,046
Completed work pending certification	573	(25)	(22)	123	649
Other receivables	603	(15)	(3)	(149)	436
Total short-term trade and other receivables	**2,228**	**(86)**	**(42)**	**31**	**2,131**
Trade payables	(1,781)	55	14	7	(1,705)
Progress billing for construction work	(1,227)	96	–	(6)	(1,137)
Advance payments from customers	(392)	20	–	3	(369)
Other short-term payables	(502)	10	22	47	(423)
Total short-term trade and other payables	**(3,902)**	**181**	**36**	**51**	**(3,634)**
TOTAL	**(1,182)**	**66**	**(6)**	**113**	**(1,010)**

Excluding the exchange rate effect, the change in working capital at June 2025 amounted to EUR 113 million. During the financial year, there was a significant variation in the line item 'Other receivables', mainly due to the settlement of the loan with AGS (EUR 235 million) following the completion of the sale of the Group's stake in AGS (see Note 1.2). Conversely, it is worth highlighting the increase in 'Completed work pending certification' (EUR 123 million), mainly in the Construction segment in Poland and Spain, as well as the increase in 'Inventories' (EUR 31 million), mainly in Construction in the US.

5.6 Provisions

The provisions recognized by the Group are intended to cover risks arising in the course of business. They are recognized using best estimates of the related risks and uncertainties.

The consolidated financial statements at December 31, 2024 contain a detailed description of the different types of provisions set aside by the Group.

This note provides a breakdown of all the line items disclosed separately in provisions on the liabilities side of the balance sheet. Movements were as follows at June 30, 2025:

(Million euro)	Long-term provisions	Short-term provisions	TOTAL
Balance at December 31, 2024	**353**	**958**	**1,311**
Movements during the period:	**7**	**(36)**	**(30)**
Charges/reversals affecting EBIT (other operating expenses)	–	20	20
Charges/reversals with an impact on other income and expense items	*13*	–	13
TOTAL impact of charges/reversals	13	20	33
Amounts used with an impact on working capital	*(6)*	*(56)*	(63)
TOTAL impact of amounts used	(6)	(56)	(63)
Impact of scope changes and other transfers	**14**	**(4)**	**10**
Impact of foreign exchange differences	**(20)**	**(6)**	**(26)**
Balance at 30 June, 2025	**354**	**911**	**1,265**

The heading long-term provisions essentially includes provisions recognized to cover certain long-term risks, such as those attributable to litigation and tax claims, or to third-party liabilities resulting from the performance of contracts, guarantees given and exposed to enforcement risk, and other similar items. The changes during the first six months of the year are primarily explained by the variation in the charges and reversal of provision items (EUR 13 million), primarily in the Highways Division as a result of the IFRIC12 impact, partially offset by the negative foreign exchange impact (EUR -20 million), mainly due to the US dollar depreciation, as mentioned in Note 5.1.

In the case of short-term provisions, this heading essentially relates to provisions for contracts with customers, such as provisions for deferred expenses (relating to construction project close-out costs under the contract), and provisions for budgeted losses. The main movements during the period are explained by the net charges (increase of provisions) line (EUR 20 million), mainly related to the provisions registered in the waste treatment business in the United Kingdom, and in the Construction Division. These were offset by the amounts used (reduction of provisions, EUR -56 million), and also worth mentioning is the impact in the Construction business, and the usage during the year of provisions in the waste treatment business in the UK. Also worth mentioning the negative foreign exchange impact (EUR (6) million), mainly due to the US dollar depreciation, as previously mentioned.

41

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

5.7 Deferred taxes

Set out below is a breakdown of movements in deferred tax assets and liabilities as of June 30, 2025:

Deferred taxes (million euro)	12.31.2024	Var.	06.30.2025
Assets	**1,159**	**(49)**	**1,110**
Tax Credits	537	(59)	478
Derivatives	197	28	225
Other deferred tax assets	425	(18)	407
Liabilities	**1,239**	**(119)**	**1,120**
Deferred fair value adjustments to acquisitions	301	(36)	265
Derivatives	234	(14)	220
Differences between tax and accounting criteria	548	(56)	492
Other deferred tax liabilities	156	(13)	143

The main movements during the period for both deferred tax assets and liabilities are primarily due to the US dollar depreciation compared to December 2024.

5.8 Deferred income

Deferred income breaks down as follows as of June 30, 2025:

(Million euro)	12.31.2024	Var.	06.30.2025
Capital grants	1,372	(175)	1,197
Other deferred income	3	(1)	2
Total	**1,375**	**(176)**	**1,199**

Capital grants awarded by government bodies relate principally to infrastructure projects in the Highways Division at June 30, 2025 and December 31, 2024.

The variation during the year is primarily related to the impact of the fluctuation in the US dollar exchange rate (EUR -164 million).

These grants are primarily related to the following highway projects: EUR 445 million and EUR 510 million for NTE Mobility Partners as of June 2025 and December 2024, respectively. EUR 375 million and EUR 429 million for LBJ Infrastructure Group, as of June 2025 and December 2024, respectively. EUR 189 million and EUR 216 million for I-77 Mobility Partners LLC, as of June 2025 and December 2024, respectively and, lastly, EUR 179 million and EUR 205 million for NTE Mobility Partners Segments 3 LLC, as of June 2025 and December 2024.

These capital grants are released to the income statement for each year at the same rate as the depreciation charged on the assets. As the charge estimated for the following 12 months is not significant, the balance as at December 31, 2024 and as at June 30, 2025, are presented as non-current in the balance sheet.

42

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

6. Equity

Set out below is a breakdown of changes in equity during the six-month period ended June 30, 2025:

(Million euro)	Attributed to shareholders	Attributed to non-controlling interests	Total equity
Equity at 12.31.2024	**6,075**	**2,045**	**8,120**
Consolidated profit/(loss) for the period	**540**	**122**	**662**
Impact on hedge reserves	(60)	(9)	(69)
Currency translation differences	(358)	(191)	(549)
Income and expenses recognized directly in equity	**(418)**	**(200)**	**(618)**
Amounts transferred to the income statement	**27**	**–**	**27**
TOTAL RECOGNIZED INCOME AND EXPENSES	**149**	**(78)**	**71**
Cash dividend	(40)	–	(40)
Other dividends	–	(221)	(221)
Treasury share purchases	(294)	–	(294)
SHAREHOLDER DISTRIBUTIONS	**(334)**	**(221)**	**(555)**
Share capital increases/reductions	–	5	5
Share-based remuneration scheme	7	–	7
Other movements	2	4	6
OTHER TRANSACTIONS	**9**	**9**	**18**
Equity at 06.30.2025	**5,899**	**1,755**	**7,654**

The variation in the parent company's shareholders' funds in the first half of the year relates to the following effects:

Consolidated profit/(loss) for the period: Profit for the period attributable to the parent company stood at EUR 540 million.

Income and expenses recognized directly in equity: Unlike the detail presented in the main statement of changes in equity, the impacts are shown net of the related tax effect.

- Impact on reserves of hedging instruments: The recognition of value changes to derivative financial instruments designated as hedges had an impact of EUR -60 million on the parent company's shareholders' funds, of which EUR -76 million corresponds to fully-consolidated companies, and EUR 16 million to equity-accounted companies.

- Currency translation differences: As detailed in Note 5.1, the currencies to which Ferrovial is most exposed in terms of equity (mainly the Canadian dollar, US dollar, and Indian rupee), gave rise to currency translation differences of EUR -358 million attributed to the parent company, primarily related to the US dollar (EUR -143 million) and Canadian dollar (EUR -70 million). These translation differences are presented net of the effect of foreign currency hedging instruments arranged by the Group (Note 8.2). Although more limited in overall impact than CAD and USD dollar, the depreciation in the Indian Rupee also had a negative impact of EUR -116 million.

Amounts transferred from other comprehensive income to the income statement:

This impact reflects the reclassification from other comprehensive income to results of the amounts accumulated in equity (EUR 27 million), related to currency translation differences (EUR 20 million) and derivatives hedging divestment transactions (EUR 4 million), mainly related to the divestment of the stake in AGS and the divestment of the mining services business in Chile.

Shareholder distributions:

Buy-back program and Scrip dividend:

As commented in the Group's consolidated financial statements for the year ended December 31, 2024, on August 23, 2024 Ferrovial SE announced a share buy-back program in accordance with authorization granted by the Company´s General Shareholder´s Meeting held on April 11, 2024. The purpose was to repurchase Ferrovial shares in the context of different corporate actions (such as, for instance, employee share incentives, placement of shares in the market, or cancellation of the repurchased shares) for a maximum of up to 30 million shares and a maximum investment amount of EUR 300 million. The program was authorized for the period from August 26, 2024 to February 28, 2025 (both inclusive).

On December 13, 2024 Ferrovial SE announced the extension and increase of its share buy-back programs, extending the duration of the program to May 30, 2025 (inclusive) and increasing the maximum investment amount under the program by EUR 300 million, bringing the total maximum amount of investment up to EUR 600 million. During 2025, 6,300,460 shares were acquired under this program for a total disbursement of EUR 266 million. The shares repurchased under this program during 2025 are expected to be cancelled, reducing Ferrovial SE's issued share capital. On 2 June 2025, Ferrovial SE announced the termination of this buy-back program.

43

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

On March 14, 2025 Ferrovial SE announced a new share buy-back program. The purpose was to cancel the shares to be repurchased, reducing the Company's issued share capital for a maximum of up to 15 million shares and a maximum investment amount of EUR 500 million. The program was authorized for the next trading day following the end of Ferrovial´s buy-back program (announced to the market on August 23, 2024) to May 29, 2026 (both inclusive). During 2025, 630,000 shares were acquired under this program for a total disbursement of EUR 28 million.

As a result of these programs, over the course of the first six months of 2025, 6,930,460 shares were acquired at an average price of EUR 42.46 per share, giving rise to a total disbursement of EUR 294 million. These acquisitions are reported as shareholder distributions.

On May 13, 2025 Ferrovial SE announced an aggregate interim scrip dividend of EUR 228 million, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves. On May 21, 2025 Ferrovial announced that the dividend per share in the share capital of Ferrovial, with a nominal value of EUR 0.01 each, amounted to EUR 0.3182. On June 23, 2025 Ferrovial announced the ratio of this interim scrip dividend, which is one new Ferrovial share for every 140.8733 existing Ferrovial shares. 82.48% of the outstanding Ferrovial shares received the dividend in the form of new Ferrovial shares. The remaining shareholders received the dividend in the form of cash payment, for an aggregate amount of EUR -40 million, which are also reported as shareholder distributions.

Movements in treasury shares during 2025 were as follows:

TRANSACTION PERFORMED/OBJECTIVE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2024			**7,753,399**
Share capital reduction	6,930,460	—	6,930,460
Remuneration schemes	—	(481,493)	(481,493)
Other treasury shares repurchase	—	—	—
Balance at 06.30.2025	**6,930,460**	**(481,493)**	**14,202,366**

The market value of the treasury shares held by Ferrovial at June 30, 2025 (14,202,366 shares) was EUR 643 million

Share-based remuneration schemes: This mainly reflects the treasury share transactions relating to share-based remuneration schemes for directors.

Other transactions:

"Other dividends" (non-controlling interests) reflects dividends corresponding the Budimex Group (EUR 77 million) and to the non-controlling interests in the NTE Segment 3 (EUR -42 million), NTE (EUR -36 million), LBJ (EUR -22 million), I-66 (EUR -26 million), I-77 (EUR -6 million) and Autema highway (EUR -12 million).

Share capital increases, non-controlling interests: Shareholders' funds attributable to non-controlling interests rose by EUR 5 million, related to the I-66 Mobility Partners LLC construction company (FAM Construction LLC).

7. Cash and cash equivalents and borrowings

In order to aid understanding of the Group's financial performance, and as mentioned in Note 1.1, the Group analyzes cash and cash equivalents and borrowings for each corresponding period distinguishing between infrastructure project companies and ex-infrastructure companies.

The main items forming the Group's cash and cash equivalents and borrowings, are described below.

7.1 Cash and cash equivalents

a) Cash and cash equivalents and restricted cash from infrastructure projects

Infrastructure project financing agreements occasionally impose the obligation to set aside certain restricted accounts to cover short-term or long-term obligations relating to the payment of principal or interest on the borrowings and relating to infrastructure maintenance and operation.

In this regard, short-term restricted cash at June 30, 2025 was EUR 18 million (December 2024: EUR 18 million).

b) Cash and cash equivalents and restricted cash from ex-infrastructure projects

At June 30, 2025 there were not short-term restricted accounts (December 2024: EUR 2 million).

44

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Million euro)	JUN. 2025	DEC. 2024	CHANGE
Short-term restricted cash	–	2	(2)
Other cash and cash equivalents	2,679	4,651	(1,972)
Total short-term cash and cash equivalents	**2,679**	**4,653**	**(1,974)**
Long-term restricted cash	10	21	(11)
Cash-related forwards	–	(5)	5
Total cash and cash equivalents	**2,689**	**4,669**	**(1,980)**

The decrease in cash and cash equivalents is mainly due to the acquisition of 5.06% of 407 ETR (EUR -1,271 million), shareholder remuneration reaching EUR -334 million, and the investments made during the year, especially the capital contribution to JFK (EUR -244 million, see Note 5.4.). These effects are partially offset by the sale of the 100% stake in AGS (EUR 534 million).

7.2 Borrowings

a) Infrastructure projects

(Million euro)	DEC. 2024	NET DRAWDOWNS	FOREIGN EXCHANGE EFFECT	IMPACT OF SCOPE CHANGES	JUN.2025
Highways	7,945	18	(884)	–	7,079
Airports	94	(14)	–	4	84
Construction	103	(3)	–	–	100
Energy	211	138	(34)	–	315
Other	47	(1)	(2)	–	44
Total infrastructure project borrowings	**8,400**	**138**	**(920)**	**4**	**7,622**

Infrastructure project borrowings decreased by EUR -778 million with respect to December 2024, mainly due to the following reasons:

- The depreciation of the US dollar against the euro (Note 5.1) decreased indebtedness by EUR 920 million.
- With regard to net drawdowns (EUR 138 million), EUR 128 million relates to the financial closing of Misae Solar IV, LLC in the Energy Division.

At June 30, 2025, all the project companies fulfilled their significant covenants in force, except for Centella Trasmisión S.A. and Transchile SA, that did not report their audited financial statements before June 30 as required in the financing agreements; both projects have secured waivers, in place since July 1, 2025. Their debt has been reclassified from long-term to short-term in the amount of EUR 184 million.

b) Ex-Infrastructure projects

(Million euro)	DEC. 2024	NET DRAWDOWNS	FOREIGN EXCHANGE EFFECT	IMPACT OF SCOPE CHANGES	JUN.2025
Construction	14	11	–	–	25
Corporate and other	2,875	(408)	–	(7)	2,460
Total ex-infrastructure project company borrowings	**2,889**	**(397)**	**–**	**(7)**	**2,485**

The ex-infrastructure borrowings decreased by EUR -397 million compared to December 2024, mainly due to the maturity in March 2025 of the bond issued in March 2017 in the amount of EUR 500 million, the repayment of the syndicated loan amounting to EUR 253 million and the maturity of the Euro Commercial Papers (ECPs) in the amount of EUR 182 million. This was partially offset by the issuance of a new EUR 500 million bond in January 2025 and ECPs for EUR 33 million in June 25.

In addition, on June 27, 2025, Ferrovial completed the divestment of the mining services business in Chile (see Note 1.2), resulting in a decrease in debt of EUR -7 million.

The following table shows changes broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as changes in borrowings due to the accrual of interest, which do not affect cash positions for the period:

(Million euro)	DEC. 2024	INCREASE/ REDUCTION IN CASH EFFECT	FOREIGN EXCHANGE EFFECT	IMPACT OF SCOPE CHANGES	CAPITALIZED/ ACCRUED INTEREST AND OTHER	JUN.2025
Borrowings ex-infrastructure projects	2,889	(377)	–	(7)	(20)	2,485
Cross-currency swaps	(2)	2	–	–	–	–
Gross borrowing position, ex-infrastructure project companies	**2,887**	**(375)**	**–**	**(7)**	**(20)**	**2,485**

45

8. Non-current financial assets and financial derivatives The main headings are set out below: Million euro 06.30.2025 12.31.2024 Var. Non-current financial assets 1,036 1,139 (103) Long-term loans to associates 101 101 — Restricted cash and other non-current financial assets 303 401 (98) Other non-current financial assets 632 637 (5) Financial derivatives at fair value (net) 296 109 188 Financial derivatives at fair value (assets) 395 241 154 Financial derivatives at fair value (liabilities) (98) (132) 34 8.1 Non-current financial assets The heading “Long-term loans to associates” includes loans granted to associates in the amount of EUR 101 million (EUR 101 million in 2024), primarily in the Highways Division, particularly Concesionaria Ruta del Cacao, S.A.S. (EUR 70 million) and Zero Bypass Ltd. (EUR 2 million). The item “Restricted cash in infrastructure projects and other non-current financial assets” relates primarily to deposits made in highway concession operators, the use of which is limited to certain purposes under the concession, such as payments of future investments, operating expenditure or debt servicing. During 2025 this heading decreased EUR -98 million, primarily relating to NTE (EUR -93 million). “Other non-current financial assets” primarily relates to fixed income securities, other equity, long term loans, bonds or deposits, the main component being the 5.25% in Heathrow Airports Holdings (EUR 543 million). The main variations during the period correspond to: • The update of the stake in HAH, which was sold on July 3, 2025, mainly corresponding to the interest accrued since the announcement of the transaction (EUR 28 million) as disclosed in Note 1.2, partially offset by the collection of a dividend of EUR 15 million and negative translation differences of EUR 20 million. • The final settlement of EUR 15 million of the deferred payment for the sale of Serveo (receivable previously registered at a present value of EUR 12 million). • A new vendor loan note related to the sale of 100% of the Ferrovial mining services business in Chile (see note 1.2) of EUR 17.9 million, of which EUR 5 million is classified in the short term. 8.2 Financial derivatives In general, the Group’s position in derivatives and its hedging strategies remained in line with the situation described in detail in the consolidated financial statements for the year ended December 31, 2024. Derivatives are recognized at market value at the arrangement date and at fair value at subsequent dates. A breakdown of assets and liabilities relating to financial derivatives at fair value showing the main impacts on reserves and on profit or loss is as follows: FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX- MONTH PERIOD ENDED JUNE 30, 2025 46

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

Million euro	Notional amounts at 06.30.2025	Balance at 06.30.2025	Balance at 12.31.2024	Var.	Impact on reserves	Impact on P&L - Fair value	Other effects on the balance sheet or P&L
Index-linked derivatives	**75**	**142**	**134**	**8**	**2**	**12**	**(6)**
Cash flow hedges	75	142	134	8	2	12	(6)
Interest rate derivatives	**1,607**	**(75)**	**(57)**	**(18)**	**(15)**	**–**	**(3)**
Cash flow hedges	1,602	(75)	(57)	(18)	(20)	–	1
Fair value hedges	–	–	–	–	4	–	(4)
Speculative	5	–	–	–	–	–	–
Cross-currency swaps	**1,977**	**155**	**43**	**113**	**(109)**	**(8)**	**230**
Cash flow hedges	–	–	1	(1)	–	–	(1)
Net foreign investment hedges	1,850	153	41	112	(109)	(10)	231
Speculative	126	2	–	2	–	2	–
Foreign exchange derivatives	**1,589**	**43**	**(40)**	**82**	**2**	**(10)**	**90**
Cash flow hedges	6	–	(2)	2	2	–	1
Fair value hedges	534	7	(5)	12	–	(2)	13
Net foreign investment hedges	953	33	(38)	71	1	(5)	76
Speculative	96	3	6	(3)	–	(3)	–
Equity swaps	**54**	**39**	**29**	**10**	**–**	**10**	**–**
Speculative	54	39	29	10	–	10	–
Other derivatives	**270**	**(8)**	**–**	**(8)**	**(8)**	**–**	**1**
TOTAL	**5,572**	**296**	**109**	**187**	**(128)**	**4**	**312**

The net change in the fair value of the Group's financial derivatives stood at EUR 187 million, its asset position changing from EUR 109 million at December 2024 to EUR 296 million at the June 2025 closing.

The main changes are described below:

- Foreign exchange derivatives (EUR 82 million) and Cross-currency swaps (EUR 113 million), used basically to hedge the volatility of the Group's foreign currency investments, as commented in Note 6. The main impacts relate to the hedging of net investments in the US and Canada.
- Interest rate derivatives (EUR -18 million), the main variations being explained essentially by the increase in the expected future interest rates. This is the main reason for the impact on reserves (EUR -15 million), mostly in the Highway and Energy Divisions.
- Index-linked (inflation) derivatives (EUR 8 million impacting the income statement) relating to the concession operator Autema (of which the Group's interest amounts to 76.276%).

9. Disclosures relating to the income statement

9.1 Impairment and disposals of fixed assets

"Impairment and disposals of fixed assets" primarily includes asset impairment losses and gains or losses on the sale and disposal of shareholdings in Group companies and associates.

The results from impairment and disposals are mainly explained by the non-taxable capital gains related to the sale of the entire stake in AGS Airports Holdings Limited, and the mining services business in Chile, mentioned in Note 1.2.

There follows a breakdown of the main gains and losses due to impairment and disposals as of June 2025:

(Million euro)	Impact on profit/(loss) before tax	Impact on profit/(loss) after tax
AGS	297	297
Chilean Mining Services	(14)	(14)
Others	(8)	(8)
TOTAL IMPAIRMENT AND DISPOSALS	**275**	**275**

47

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

9.2 Net financial income/(expense)

The following tables provide an itemized breakdown of changes in net financial income/(expense) as of June 2025 compared to June 2024.

Net financial income/(expense) from infrastructure project companies is presented separately from that of ex-infrastructure project companies (see Note 1.1) and in each case a distinction is made between net financial income/(expense) from financing (which includes borrowing costs on bank borrowings and bonds, and returns on financial investments and loans granted), and net financial income/(expense) from derivatives and other items (including the effect of the fair value measurement of ineffective hedges, financial liabilities update and other income and expenses not directly related to financing).

June 2025 versus previous year:

(Million euro)	2025	2024	Var. %
Financial income from infrastructure project financing	13	20	(35)%
Financial expense from infrastructure project financing	(187)	(195)	(4)%
Net financial income/(expense) from financing, infrastructure project companies	**(174)**	**(175)**	**(1)%**
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies	12	(1)	–
Other net financial income/(expense), infrastructure project companies	(49)	(33)	48%
Other net financial income/(expense), infrastructure project companies	**(37)**	**(34)**	**9 %**
Net financial income/(expense) from infrastructure projects	**(211)**	**(209)**	**1 %**
Financial income, other companies	71	98	(28)%
Financial expense, other companies	(35)	(52)	(33)%
Net financial income/(expense) from financing, other companies	**36**	**46**	**(22)%**
Net financial income/(expense) from derivatives and other fair value adjustments, other companies	49	19	158%
Other net financial income/(expense), other companies	(20)	25	(180)%
Other net financial income/(expense), other companies	**29**	**44**	**(34)%**
Net financial income/(expense), other companies	**65**	**90**	**(28)%**
Total net financial income/(expense)	**(146)**	**(119)**	**23 %**

As disclosed in Note 1.2, the impact of the divestment of the remaining 5.25% stake in Heathrow Airports Holdings, mainly corresponding to the interest accrued since the announcement of the transaction (EUR 28 million), is being reported as Net financial income/(expense) from derivatives and other fair value adjustments, other companies.

9.3 Corporate income tax expense

Corporate income tax expense for the first six months of 2025 was calculated on the basis of the tax rate that is expected to be applicable to profit/(loss) for the financial year. This gave rise to an expense of EUR -15 million at June 2025 (expense of EUR -37 million in June 2024), with the following breakdown between current tax and deferred tax:

(Million euro)	06.30.2025	06.30.2024
Tax expense for the year	**(15)**	**(37)**
Current tax	**(15)**	**(52)**
Deferred tax	**0**	**15**
Deferred tax for the year	0	(22)
Ruling related to Royal Decree-Law 3/2016	0	37

There are several effects that impact H1 2025 corporate tax expense, among which the following stand out:

- Equity-accounted companies profit must be excluded, as it is already net of tax (EUR 104 million).
- Pass-through tax rule (EUR 85 million), that primarily relates to profit/losses in concession project companies in the US which are fully consolidated but its associated tax expense/credit is recognized based solely on Ferrovial's ownership interest, as these companies are taxed under pass-through tax rules, whereby the shareholders are the taxpayers according to their stake in the concession.
- Non-taxable capital gains (EUR 275 million), mainly explained by the sale of the entire stake in AGS Airports Holdings Limited (AGS), and the mining services business in Chile (see Note 9.1).
- Positive results from the US concession project companies offset by the recognition of tax credits from prior years (EUR 102 million).
- Recognition of previously unrecognized net operating losses carryforwards and unrecognized tax losses generated in 2025 (EUR 20 million).

Excluding the aforementioned adjustments, the result before taxes would amount to EUR 77 million, therefore compared to the corporate tax expense of the period (EUR 15 million), the resulting effective corporate income tax rate would be 20%.

48

The current tax expense (EUR -15 million) includes the impact of current taxes of the year and prior years, highlighting Poland (EUR -9 million) and Canada (EUR -3 million). The deferred tax impact relates to Poland (EUR -6 million) offset primarily by Turkey (EUR 4 million). December 2024 results were positively impacted (EUR 37 million) as a result of the “Ruling related to Royal Decree-Law 3/2016”, related to this positive ruling in favor of Ferrovial. As reported in the December 2023 Consolidated Financial Statements, on January 18, 2024, the Spanish Constitutional Court officially announced its ruling related to this matter, resolving that the use of the RDL was not suitable for amending the essential elements of Corporate Income Tax (CIT) Law, and that this practice infringed constitutional requirements. Based on the aforementioned grounds, the Company recorded this positive impact at June 2024. The EUR 37 million relates to the impact on previous years company income tax. The Company has not recognized any impact of this resolution on the future recoverability of prior year tax losses, given the anticipated likelihood that the Parliament will pass a similar Law that would set the same previous limits for the use of these net operating losses. 9.4 Profit/(loss) from discontinued operations During 2025, profit from discontinued operations amounted to EUR 13 million and related to the earn-outs received in relation to the divestment process of the former Services division. 10. Contingent liabilities, contingent assets and investment commitments. 10.1. Litigation The Group is exposed to risks derived from the resolution of litigation of different kinds arising in the ordinary course of business. When such risks are deemed to be probable, provisions are booked using the best estimate of the expected disbursements necessary to settle the obligations arising from such litigation. These provisions are set out in Note 5.6. When such risks are less likely to materialize, contingent liabilities arise. No significant liabilities are envisaged to have a material adverse effect on the Group other than those for which provisions have already been recognized. There are also contingent assets, meaning assets that could arise from various proceedings in progress. Assets of this kind are not recognized in the financial statements unless it is virtually certain that they will materialize, as required by accounting legislation. The most significant proceedings are described in the 2024 consolidated financial statements and listed below. There follows a description of the main changes together with litigation arising in 2025. a) Litigation relating to the Highway business The most significant proceedings described in the 2024 consolidated financial statements are: • US highways – NTE 35W: On February 11, 2021 there was a multiple vehicle accident on the 35W Managed Lanes highway in Fort Worth, Texas involving 133 vehicles and resulting in six deaths and several people injured. As a result of this incident, the concession company NTE Mobility Partners Segment 3 LLC, which is 53.66% owned by Ferrovial, together with other Group Co-Defendant entities and several non-Group US companies, was a party in 29 claims that were filed. Of these, as of December 31, 2024, two cases had been fully resolved and one additional case had been partially resolved by the parties. During 2025, four additional cases have been fully resolved. Discovery in the remaining 23 cases is on-going. One case has been set for trial starting on December 1, 2025. • Portugal - Auto-Estradas Norte Litoral, S.A.: The insolvency estate of J. Gomes - Construções do Cávado, S.A., filed a civil lawsuit against Cintra Infrastructures SE seeking the invalidity of its purchase of shares of Auto-Estradas Norte Litoral, S.A. by Cintra Infrastructures SE from J. Gomes – Concessões Norte, Unipessoal, Lda. During 2025 there have been no significant changes in these proceedings other than the ones described above and no significant new lawsuits have arisen. b) Litigation relating to the Construction business The most significant proceedings described in the 2024 consolidated financial statements are: • Construction business in Spain: Penalty proceeding initiated in 2019 by the Spanish National Markets and Competition Commission (CNMC) against Ferrovial Construcción, S.A. and other construction firms for alleged anti-competitive behavior. • D4R7 project (Slovakia): There are three proceedings under-way: – Criminal investigation for alleged environmental permitting risks associated with the use of dirt from two private borrow pits in Jánošíková. – Criminal investigation for alleged environmental permitting risks associated with use of fill dirt in Blatná na Ostrove. – Criminal investigation for alleged unauthorized handling of waste at an embankment in Jarovce. • Bucaramanga Project (Colombia): In December 2023, the National Infrastructure Authority (ANI) of Colombia imposed a fine for project delays on the concessionaire for the Ruta del Cacao project, Concesionaria Ruta del Cacao, S.A.S. The fine has been appealed. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX- MONTH PERIOD ENDED JUNE 30, 2025 49

• I-66 project (USA): In June 2024, project completion was agreed by the three parties involved (the design-build contractor, the developer, and the Virginia Department of Transportation). However, the filed lawsuit relating to the Covid 19 pandemic and associated matters remains open. • Power unit in Turów (Poland): Lawsuit against Budimex S.A. and two others claiming EUR 248.2 million in damages for alleged delays and disputed defects. During 2025, no significant new lawsuits have arisen. c) Litigation and other contingent liabilities relating to the Energy business The most significant contingent liability described in the 2024 consolidated financial statements is: • Centella Project (Chile): In 2018, the Republic of Chile awarded the design, construction and operation of a new 252km, 220KV- 580 MVA-double circuit transmission line ("Centella Project") to Centella Transmisión S.A. Due to unforeseen circumstances, including force majeure events affecting the construction and completion of the project, the Project suffered certain delays that could affect the timely achievement of its completion. Centella Transmisión S.A. has submitted a request for an extension to the Chilean Ministry of Energy based on the aforementioned force majeure events, which is still pending response, which would eventually allow it to meet the new milestone deadline. In the event that the Ministry of Energy does not accept Centella's request, it may proceed to charge a guarantee bond and may apply penalties under the contract. Although force majeure must be evaluated on a case-by-case basis, the Ministry of Energy has in the past granted different extensions of milestones due to force majeure events in transmission projects. In view of the above, as of today, the outcome of this risk is still uncertain. During 2025, there have been no significant changes in this contingent liability and no new significant lawsuits have arisen. d) Tax-related litigation The most significant proceedings described in the 2024 consolidated financial statements are: • Tax proceedings relating to the amortization for tax purposes of financial goodwill on the acquisitions of Amey and Swissport: Ferrovial, Spain Kingdom and other Spanish companies concerned successfully applied to the General Court of the European Union for annulment of the Third Commission’s decision of October 15, 2014. The Commission challenged before the Court of Justice the judgments by which the General Court annulled its decision (Judgments of September 27, 2023). The European Court of Justice dismisses the Commission’s appeals in favor of Ferrovial (Judgments of June 26, 2025). The Court notes that it is expressly stated in the initial decisions that the exceptions to the cessation and recovery obligations relate to both direct and indirect acquisitions of shareholdings. Since it had been finally established that those initial decisions were lawful, the General Court was required to infer from them, as it did, that those exceptions related to both types of shareholding acquisition. Both those types of shareholdings are therefore protected by the legitimate expectations recognized by the Commission in the initial decisions. In addition, the principle of legal certainty precludes the Commission from classifying the tax deduction of the financial goodwill resulting from indirect acquisitions of shareholdings as a new State aid scheme which has been implemented unlawfully. The Company expects the Group to recover an amount of EUR 45 million, plus delay interest, in relation to the years 2006 to 2021, reaching EUR 6 million. • Unconstitutional Royal Decree-Law 3/2016: On January 18, 2024, the Spanish Constitutional Court announced its ruling related to Royal Decree-Law 3/2016 (RDL 3/2016), on tax measures aimed at the consolidation of public finances, which amended corporate income taxation by limiting the offsetting of net operating losses (25% current limit versus 70% previous to RDL 3/2016), establishing limits on the application of double taxation deductions and forcing the inclusion in the tax base of impairment losses on portfolio investments deducted in previous years. The Spanish Constitutional Court ruling, officially published on February 20, 2024, resolves that the use of the Royal Decree- Law is not suitable for amending the essential elements of Corporate Income Tax (CIT), and this practice infringes constitutional requirements. Based on the aforementioned grounds, the Spanish Constitutional Court overturned the RDL 3/2016, which is considered null and void. The Company filed several lawsuits with respect to its CIT assessment for tax years 2016 through 2023 based on the same argument. As a result of the Spanish Constitutional Court ruling, the Company believed it was almost certain it would obtain a favorable ruling, with the expected amount to be recovered by the Group in relation to years 2016 to 2023 amounting to EUR 30.6 million as of December 31, 2024. The Company recorded the impact in 2024. The outstanding receivable amount as of June 30, 2025 is EUR 28 million. FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX- MONTH PERIOD ENDED JUNE 30, 2025 50

During 2025 there have been no significant changes in these proceedings other than the ones described above and no significant new lawsuits have arisen. 10.2. Guarantees a) Bank guarantees and other guarantees issued by insurance companies At June 30, 2025, the Group companies had given bank guarantees and other guarantees issued by insurance companies for a total of EUR 8,548 million (EUR 8,260 million in December 2024), which break down as follows: i) EUR 2,599 million in bank guarantees (EUR 2,888 million in December 2024); and ii) EUR 5,949 million in guarantees issued by bonding agencies and insurance companies (EUR 5,372 million in December 2024). These guarantees cover the liability to customers for the correct performance of construction or service contracts involving Group companies. Of the total amount of the guarantees, EUR 153 million (December 31, 2024 EUR 359 million) secures commitments to invest in the capital of infrastructure projects, with EUR 62 million relating to the JFK project (Note 10.3). b) Guarantees given by Group companies for other Group companies Guarantees are given among Group companies to cover third-party liability arising from contractual, commercial or financial relationships. In general, these guarantees do not have any impact on the analysis of the Group's consolidated accounts. However, there are certain guarantees provided by ex-infrastructure project companies to infrastructure project companies which, due to the classification of project borrowings as being without recourse, it is relevant to disclose. Guarantees given to equity-accounted companies, whether or not they are infrastructure project companies, must also be disclosed since they could give rise to future additional capital disbursements in these companies, were the secured events to occur. There follows a breakdown of these types of guarantees outstanding at June 30, 2025 and of changes with respect to December 2024: b.1) Guarantees provided by ex-infrastructure project companies to fully-consolidated infrastructure project companies (contingent capital) These guarantees totaled EUR 95 million at June 30, 2025 (December 31, 2024: EUR 111 million). b.2) Guarantees provided by ex-infrastructure project companies to equity-accounted infrastructure project companies (contingent capital) Guarantees securing infrastructure project financing amount to EUR 24 million based on the Ferrovial Group’s ownership interest (December 31, 2024: EUR 25 million). b.3) Other guarantees given to infrastructure projects The “Thalia” Group operates waste treatment facilities at Allerton, Northampton, Cambridge, Milton Keynes and Isle of Wight in the UK with the majority of the facilities operated under concession contracts with different local authorities. The four main concession contracts represent the majority of our waste management operations and are expected to expire between 2026 and 2043. The guarantees given by various Group companies totaled GBP 116 million as of June 30, 2025 (EUR 135 million). The guarantees are limited but the limitations do not apply in the event of liability arising in certain scenarios including from death or personal injury, fraud, willful misconduct and / or criminal conduct or abandonment. In recent years, the plants have had issues with commissioning and operations - all the facilities are operational. At June 30, 2025, the Group has a provision recognized for future losses relating to these plants in the amount of GBP 29 million. The provision does not include overhead costs of the business estimated at GBP 8 million per annum. b.4) Guarantees given in divestment processes The sale agreements entered into during the divestment of the former Services Division included various guarantees given to the buyers in connection with a number of potential lawsuits or litigation in progress on the transaction dates. Guarantees that meet the relevant requirements of accounting legislation (IAS 37) are provisioned at June 30, 2025 for EUR 19 million (EUR 19 million in December 2024). The main guarantees were disclosed in the December 2024 Financial Statements. c) Guarantees received from third parties At June 30, 2025 Ferrovial has received guarantees from third parties totaling EUR 1,514 million (EUR 1,575 million at December 2024, mainly in the Ferrovial Construction companies in the United States (EUR 1,142 million), the Budimex Group (EUR 172 million) and other construction companies (EUR 200 million), particularly noteworthy were the companies in the UK (EUR 118 million). FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX- MONTH PERIOD ENDED JUNE 30, 2025 51

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

These third-party guarantees are technical guarantees that are offered by certain subcontractors or suppliers in the construction business in order to guarantee complete compliance with their contractual obligations with regard to the work they are engaged to complete, and they may not be sold or pledged.

10.3. Commitments

a) Investment commitments

The investment commitments undertaken by the Group in relation to capital contributions to infrastructure projects amount to EUR 222 million (December 2024: EUR 427 million). On top of this amount, EUR 152 million is pending the financial close. Part of these commitments are secured by bank guarantees received from third parties amounting to EUR 153 million (EUR 62 million related to the JFK project). The decrease in investment commitments during the first six months of 2025 is primarily attributable to investments made in the new Terminal One project at JFK airport in New York.

The commitment to invest in companies in which Ferrovial holds non-controlling interests is EUR 25 million, which are engaged in innovation projects related primarily to construction, energy and mobility (EUR 35 million in December 2024).

b) Environmental commitments

There were no changes with respect to the information disclosed in the Financial Statements for 2024 in relation to the provisions for probable or certain environmental liabilities, litigation in progress, indemnities or other outstanding obligations of undetermined amount.

11. Workforce

Set out below is an analysis of the number of employees at June 30, 2025 and 2024 by professional category and gender:

			06.30.2025	
CATEGORY	MEN	WOMEN	TOTAL	VAR. 25/24
Executive Directors	2	–	2	– %
Senior Management	11	3	14	(7.0)%
Manager and higher categories	2,966	796	3,762	3.0 %
Senior professionals/Supervisors	1,554	753	2,307	5.0 %
Professionals	2,728	1,556	4,284	– %
Admin/Support	593	725	1,318	(13.0)%
Blue Collars	9,881	475	10,356	(23.0)%
Total	**17,735**	**4,308**	**22,043**	**(13.0)%**

			06.30.2024
CATEGORY	MEN	WOMEN	TOTAL
Executive Directors	2	–	2
Senior Management	11	4	15
Manager and higher categories	2,914	752	3,666
Senior professionals/Supervisors	1,522	673	2,195
Professionals	2,724	1,566	4,290
Admin/Support	727	784	1,511
Blue Collars	12,874	642	13,516
Total	**20,774**	**4,421**	**25,195**

The workforce decreased by (13.0)% (-3,152 employees) compared to June 30, 2024, mainly as a result of the divestment of the mining services business in Chile on June 27, 2025, commented in Note 1.2.

The average headcount by business division in the first six months of the year was as follows:

			06.30.2025	
BUSINESS	MEN	WOMEN	TOTAL	VAR. 25/24
Construction	14,696	3,402	18,098	(10.0)%
Highways	477	192	669	(6.0)%
Airports	195	48	243	(1.0)%
Energy	1,421	205	1,626	3323 %
Other	4,453	764	5,218	13.0 %
Total	**21,242**	**4,611**	**25,853**	**0.3 %**

52

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

			06.30.2024
BUSINESS	MEN	WOMEN	TOTAL
Construction	16,689	3,492	20,181
Highways	508	201	709
Airports	201	44	245
Energy	30	17	47
Other	3,955	644	4,599
Total	**21,383**	**4,398**	**25,781**

12. Comments on seasonality

Ferrovial's business activities are subject to a certain degree of seasonality in certain months of the year, making it impossible to extrapolate figures to a full year on the basis of figures for a six-month period.

The Highways Business Division revenue is affected by seasonal changes in traffic volumes, with typically lower traffic in the winter months due to adverse climate conditions. We believe that this trend has recently been exacerbated in the Highways Business Division as a result of the increase in hybrid work models and work flexibility.

The Construction Business Division is also affected by weather conditions, typically experiencing lower revenues in the first quarter of the year, and the Airports Business Division is also affected by seasonal trends, including holiday seasons.

13. Related-party transactions

Related party transactions are reported in accordance with (i) the criteria set forth in the International Accounting Standard 24 ("IAS 24") and (ii) the General Instructions of Part I, Item 7.B. of Form 20-F. These transactions between the Company (or its Group companies) and related parties, carried out on an arm's length basis and in the ordinary course of business in the first six months of 2025 and 2024, are disclosed below, in four separate categories.

If the related party has been a related party for a period shorter than the six-month period, transactions during that period are disclosed.

a) Transactions between Ferrovial SE and its key management personnel[1].

This section sets out the reportable transactions between the Company and its key management personnel, their close family members, or companies in which one or the other holds control or joint control, or over which they could exercise significant influence. It also includes transactions with enterprises that have a member of the key management personnel in common with the Company.

Thousand euro			06.30.2025			06.30.2024
EXPENSES AND INCOME	a) Transactions with Ferrovial SE	Total expenses and income	Balance at 06/30/2025	a) Transactions with Ferrovial SE	Total expenses and income	Balance at 6/30/2024
Financial expenses	(47)	(47)	(47)	(111)	(111)	–
Services received	–	–	–	–	–	–
EXPENSES	**(47)**	**(47)**	**(47)**	**(111)**	**(111)**	**–**
Financial income	–	–	–	–	–	–
Services rendered	–	–	–	–	–	–
INCOME	**–**	**–**	**–**	**–**	**–**	**–**

Thousand euro		06/30/2025		06/30/2024
OTHER TRANSACTIONS:	a) Transactions with Ferrovial, SE	Balance at 06/30/2025	a) Transactions with Ferrovial, SE	Balance at 06/30/2024
Financing agreements: loans and capital contributions (borrower)	–	–	–	–
Bank and other guarantees received	(20,273)	(20,273)	(19,872)	(19,872)
Settlement of derivatives	–	–	–	–

b) Transactions between subsidiaries of the Company and Ferrovial SE's key management personnel[1].

This section sets out the reportable transactions between Group companies and the Company's key management personnel, their close family members, or companies in which one or the other holds control or joint control, or over which they could exercise significant influence. It also includes transactions with enterprises that have a member of the key management personnel in common with the Company.

[1] In this Note 13, the term "key management personnel" includes, in accordance with the applicable related party transactions regulations, the Company directors and the senior managers who have the authority and responsibility for planning, directing and controlling the activities of Ferrovial.

53

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

Thousand euro		06.30.2025				06.30.2024
EXPENSES AND INCOME	b) Transactions with subsidiaries	Total expenses and income	Balance at 6/30/2025	b) Transactions with subsidiaries	Total expenses and income	Balance at 6/30/2024
Financial expenses	(65)	(65)	(65)	(5,346)	(5,346)	—
Services received	(3,921)	(3,921)	(97)	(4,913)	(4,913)	(993)
EXPENSES	**(3,986)**	**(3,986)**	**(162)**	**(10,260)**	**(10,260)**	**(993)**
Financial income	592	592	—	2,000	2,000	—
Services rendered	5,205	5,205	1,651	3,273	3,273	1,082
INCOME	**5,797**	**5,797**	**1,651**	**5,272**	**5,272**	**1,082**

Thousand euro		06/30/2025		06/30/2024
OTHER TRANSACTIONS:	b) Transactions with subsidiaries	Balance at 30/06/2025	b) Transactions with subsidiaries	Balance at 30/06/2024
Financing agreements: loans and capital contributions (borrower)	(116,296)	(116,296)	(230,832)	(230,832)
Bank and other guarantees received	(50,253)	(50,253)	(115,816)	(115,816)
Settlement of derivatives	435	435	1,067	1,067

c) Transactions with equity-accounted companies

This section includes the transactions carried out between Group companies and equity-accounted companies entered into in the ordinary course of business and on normal market terms.

(Million euro)	06.30.2025	06.30.2024
Services received	(1)	(1)
Services provided	37	77
Net financial expenses/Income	13	17
	06.30.2025	**12.31.2024**
Payables to related parties	31	29
Receivables from related parties	48	26
Net receivables / (payables) due to financial transactions	59	293

d) Transactions between Group companies

Also described are transactions between the subsidiaries and the Company which, in all cases form part of their ordinary businesses as regards purpose and conditions and were not eliminated on consolidation for the following reason.

As explained in detail in Note 1.3.2 to the consolidated Financial Statements for the year ended December 31, 2024, balances and transactions relating to construction work performed by the Construction Division for Group infrastructure concession operators within the scope of application of IFRIC 12 are not eliminated on consolidation since, at the consolidated level, contracts of this type are classed as construction contracts in which the work, during execution, is deemed to be performed for third parties, as the ultimate owner of the work, from both a financial and a legal viewpoint, is the awarding entity.

For the first six months of 2025, Ferrovial's Construction Division recognized revenue totaling EUR 81 million for the above-mentioned construction work (June 30, 2024: EUR 144 million), of which EUR 31 million relates to equity-accounted companies.

The related profit/(loss) not eliminated on consolidation and attributable to Ferrovial's ownership interest in the concession operators, net of taxes and minority interests, amounted to EUR 3 million in the first six months of 2025, of which EUR 2 million relates to equity-accounted companies.

14. Remuneration of the Board of Directors and senior management

There follows an itemized breakdown of the remuneration received by all the Company's directors as members of the Board of Directors of Ferrovial SE and by Ferrovial's senior managers sitting on the Company's management committee or reporting directly to the Board, the Executive Committee or the Company's CEO (except for those who are also Executive Directors, whose remuneration is included in that received by the Board of Directors):

54

FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

Remuneration item	Amount (thousand euro)	
BOARD OF DIRECTORS:	**06.30.2025**	**06.30.2024**
Executive Director´s remuneration	**10,606**	**10,102**
Fixed remuneration	1,625	1,475
Variable remuneration	4,883	4,734
Transactions involving shares and/or other financial instruments	4,098	3,893
Directors' remuneration in their capacity as such (*):	**862**	**547**
Fixed emolument	505	210
Attendance fees	357	337
TOTAL	**11,468**	**10,649**
SENIOR MANAGERS:	**06.30.2025**	**06.30.2024**
Total remuneration received by senior managers	**22,020**	**14,885**

(*) In accordance with the Directors' Remuneration Policy, this type of remuneration also applies to the Executive Directors.

Board of Directors' remuneration

Remuneration of Executive Directors

The variation compared to the previous period is partially due to the increase in the Executive Directors' fixed remuneration, following the approved changes in the Directors' Remuneration Policy. Additionally, a better performance of both short-term incentives and long-term incentives (90% in 2025 compared to 80% in 2024), and the significant increase in the share price for the long-term incentives (EUR 40.369 in 2025 vs EUR 36.045 in 2024) have also contributed to this variation.

Remuneration of Directors in their capacity as such

The increase in the Directors' fixed allowance and attendance fees compared to the previous period is mainly due to the increased amounts established for these items in the new Directors' Remuneration Policy, approved at the Shareholders' Meeting on 24 April 2025 and applicable retroactively from January 1, 2025. This new Directors' Remuneration Policy introduced the following amendments to the remuneration of the Directors in their capacity as such:

- The maximum annual remuneration amount for all Directors is set at EUR 2,280,000 (vs EUR 1,900,000 in the former Directors' Remuneration Policy).
- The Directors' remuneration consists of the following elements: (i) a fixed allowance paid on a quarterly basis; (ii) attendance fees to the Board and Committee meetings; and (iii) payment in shares: Directors may receive a maximum of 20% of their total annual remuneration in shares. The award of these shares is not linked to any performance metrics and the shares are awarded for long-term investment.

Senior managers remuneration

The variation compared to the previous period is due to these said better performance of incentives and an increase in the share price for the long-term incentives. Additionally, some changes in the senior management team, such as departures and expatriation, and the payment of extraordinary emoluments contributed to the increase.

Also, in order to cover the extraordinary remuneration of certain senior managers (including the CEO), which is subject to the circumstances discussed in Note 6.6 to the December 2024 Consolidated Financial Statements, the Company makes annual contributions to a group savings insurance plan of which the Company itself is the policyholder and beneficiary, quantified based on a certain percentage of the total monetary remuneration of the policy members. Contributions made in the first six months of 2025 amounted to EUR 2,432 thousand, of which EUR 642 thousand relate to the Chief Executive Officer.

Notes 6.6 and 6.7 to the consolidated financial statements on 31 December 2024 describe in detail the remuneration of the Board of Directors and senior managers, as well as the functioning of the share-based remuneration schemes. These notes should be read in conjunction with the changes mentioned above.

15. Selected individual financial information

IAS 34 p.14 on Interim Financial Information does not require the individual financial statements of the parent company to be included together with the Consolidated Financial Statements in the interim information prepared by the entity.

16. Events after the reporting date

As disclosed in Note 1.2, full completion of the divestment of the remaining 5.25% stake in HAH under the sale agreement was finally executed on July 3, 2025, following the applicable regulatory conditions being met, with a cash impact of GBP 466 million (EUR 551 million), in addition to the dividend already collected in March 2025 of GBP 13 million (EUR 16 million).

No other material events after the balance sheet date have occurred.

55

Statement of Responsibility As required by section 5:25d (2) (c) of the Dutch Financial Supervision Act (Wet op het financieel toezicht), the members of the Board of Directors of Ferrovial SE hereby declare that, to the best of their knowledge: i. the interim condensed consolidated financial statements for the six-month period ended 30 June 2025 give a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrovial SE and the entities included in the consolidation taken as a whole; and ii. the interim consolidated management report for the six-month period ended 30 June 2025 gives a true and fair view of the information required pursuant to article 5:25d, paragraphs 8 and 9, of the Dutch Financial Supervision Act, regarding Ferrovial SE and the entities included in the consolidation taken as a whole. Amsterdam, 29 July 2025 The Board of Directors Mr. Rafael del Pino y Calvo-Sotelo Executive Director (Chairman) Mr. Óscar Fanjul Martín Non-Executive Director (Vice-Chairman) Mr. Ignacio Madridejos Fernández Executive Director (Chief Executive Officer) Ms. María del Pino y Calvo-Sotelo Non-Executive Director Mr. José Fernando Sánchez-Junco Mans Non-Executive Director Mr. Philip Bowman Non-Executive Director Ms. Hanne Birgitte Breinbjerg Sørensen Non-Executive Director Mr. Bruno Di Leo Non-Executive Director Mr. Juan Hoyos Martínez de Irujo Non-Executive (Lead Director) Mr. Gonzalo Urquijo Fernández de Araoz Non-Executive Director Ms. Hildegard Wortmann Non-Executive Director Ms. Alicia Reyes Revuelta Non-Executive Director FERROVIAL SE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX- MONTH PERIOD ENDED JUNE 30, 2025 56